Notice of Annual General Meeting and Information Circular

With respect to the Annual General Meeting of Shareholders to be held on June 12, 2024

Dated as of April 18, 2024

SILVERCREST METALS INC.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on June 12, 2024
NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of shareholders of SilverCrest Metals Inc. (the “Company”) will be held at 10:00 a.m. (Vancouver time) at Suite 501, 570 Granville Street, Vancouver, British Columbia on Wednesday, June 12, 2024 for the following purposes:
1.to receive the consolidated financial statements of the Company for the financial year ended December 31, 2023 and the report of the auditor on those statements;
2.to fix the number of directors at eight (8) and to elect eight (8) directors of the Company to hold office until the close of the next annual general meeting;
3.to appoint an auditor of the Company to serve until the close of the next annual general meeting;
4.to consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation (say on pay) as more particularly described in the management information circular in connection with the Meeting;
5.to reconfirm the Company’s rolling percentage Equity Share Unit Plan by approving the unallocated securities that may be grantable thereunder; and
6.to transact such other business as may properly come before the Meeting or any adjournments thereof.
All matters set forth above for consideration at the Meeting are more particularly described in the accompanying Information Circular.
The Company is using the notice and access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of its Information Circular to its shareholders for the Meeting. Under Notice and Access, instead of receiving paper copies of the Information Circular, shareholders will be receiving a Notice and Access notification with information on how they may obtain a copy of the Information Circular electronically or request a paper copy. Registered shareholders will still receive a Proxy form enabling them to vote at the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs. The Company will arrange to mail paper copies of the Information Circular to those registered shareholders who have existing instructions on their account to receive paper copies of the Company’s meeting materials.
The Information Circular and other Meeting materials will be available on the Company’s website at http://www.silvercrestmetals.com/investors/agm/ as of May 1, 2024 and will remain on the website for one full year thereafter. Meeting materials are also available upon request, without charge, by email at info@silvercrestmetals.com or by calling toll free at 1-866-691-1730 (Canada and U.S.A.) or at +1-604-694-1730, or can be accessed online on SEDAR+ at www.sedarplus.ca, as of May 1, 2024.
Only shareholders of record at the close of business on April 18, 2024 will be entitled to receive notice of, and to vote at, the Meeting or any adjournment thereof. Shareholders who are unable to or who do not wish to attend the Meeting in person are requested to date and sign the enclosed Proxy form promptly and return it in the self-addressed envelope enclosed for that purpose or by any of the other methods indicated in the Proxy form. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on June 12, 2024 or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. If a registered shareholder receives more than one Proxy form because such shareholder owns shares registered in different names or addresses, each Proxy form should be completed and returned.
Dated as of the 18th day of April, 2024.
BY ORDER OF THE BOARD
“N. Eric Fier”
N. ERIC FIER, CHIEF EXECUTIVE OFFICER

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2024 Annual General Meeting of Shareholders

SILVERCREST METALS INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS
INFORMATION CIRCULAR
GENERAL INFORMATION
This management information circular (“Information Circular”) is furnished to the holders (“shareholders”) of common shares (“Common Shares”) of SilverCrest Metals Inc. (the “Company”) by management of the Company in connection with the solicitation of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at the Company’s Head Office located at Suite 501, 570 Granville Street, Vancouver, British Columbia on Thursday, June 12, 2024, at 10:00 a.m. (Vancouver time) and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting. The purposes are:
1.to receive the consolidated financial statements of the Company for the financial year ended December 31, 2023 and the report of the auditor on those statements;
2.to fix the number of directors at eight (8) and to elect eight (8) directors of the Company to hold office until the close of the next annual general meeting;
3.to appoint an auditor of the Company to serve until the close of the next annual general meeting;
4.to consider, and if deemed appropriate, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation (say on pay) as more particularly described in the Information Circular in connection with the Meeting;
5.to reconfirm the Company’s rolling percentage Equity Share Unit Plan by approving the unallocated securities that may be grantable thereunder (being up to 1.5% of the issued and outstanding Common Shares of the Company at any time and from time to time); and
6.to transact such other business as may properly come before the Meeting or any adjournments thereof.
Except as otherwise indicated, the information contained in this Information Circular is stated as of April 18, 2024. All dollar amounts referenced herein, unless otherwise indicated, are expressed in Canadian dollars.
PROXIES
Solicitation of Proxies
The enclosed Proxy form is solicited by and on behalf of management of the Company. The persons named in the enclosed Proxy form are management-designated proxyholders. A registered shareholder desiring to appoint some other person (who need not be a shareholder) to represent the shareholder at the Meeting may do so either by inserting such other person’s name in the blank space provided in the Proxy form or by completing another form of proxy. To be used at the Meeting, proxies must be received by Computershare Investor Services Inc. (“Computershare”), Proxy Department, 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 10:00 a.m. (Vancouver time) on June 12, 2024, or, if the Meeting is adjourned, by 10:00 a.m. (Vancouver time), on the second last business day prior to the date on which the Meeting is reconvened. Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy from. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone by regular employees or directors of the Company at a nominal cost. The cost of solicitation by management of the Company will be borne by the Company.
Notice and Access Process
The Company has decided to take advantage of the notice-and-access provisions (“Notice and Access”) under the Canadian Securities Administrators’ National Instrument 54‑101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54‑101”) for the delivery of the Information Circular to its shareholders for the Meeting. The use of the alternative Notice and Access procedures in connection with the Meeting helps reduce paper use, as well as the Company’s printing and mailing costs.
Under Notice and Access, instead of receiving printed copies of the Information Circular, shareholders receive a notice (“Notice and Access Notification”) with information on the Meeting date, location and purpose, as well as information on how they may access the Information Circular electronically or request a paper copy. The Company will arrange to mail paper copies of the Information Circular to those registered and beneficial shareholders who have existing instructions on their account to receive paper copies of the Company’s proxy related materials.

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2024 Annual General Meeting of Shareholders

Non-Registered Holders
Only registered holders of Common Shares or the persons they appoint as their proxyholders are permitted to vote at the Meeting. In many cases, however, Common Shares beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
a.in the name of an Intermediary (an “Intermediary”) with which the Non-Registered Holder deals in respect of the shares. Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or
b.in the name of a clearing agency (such as The Canadian Depository for Securities Limited (CDS)) of which the Intermediary is a participant.
Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”. Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.
In accordance with the requirements of NI 54-101, the Company has elected to send the Notice and Access Notification in connection with the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs.
The Intermediaries (or their service companies) are responsible for forwarding the Notice and Access Notification to each OBO, unless the OBO has waived the right to receive proxy-related materials from the Company. Intermediaries will frequently use service companies to forward proxy-related materials to the OBOs. Generally, an OBO who has not waived the right to receive proxy-related materials will either:
a.be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO and deposited with Computershare; or
b.more typically, be given a voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow.
The Company will not be paying for Intermediaries to deliver to OBOs (who have not otherwise waived their right to receive proxy-related materials) copies of proxy-related materials and related documents (including the Notice and Access Notification). Accordingly, an OBO will not receive copies of proxy-related materials and related documents unless the OBO’s Intermediary assumes the costs of delivery.
Applicable proxy-related materials are being sent to both registered shareholders of the Company and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent the applicable proxy-related materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.
The Notice and Access Notification and any proxy-related materials sent to NOBOs who have not waived the right to receive proxy-related materials are accompanied by a VIF, instead of a proxy form. By returning the VIF in accordance with the instructions noted on it, a NOBO is able to instruct the voting of the Common Shares owned by the NOBO.
VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on the Non-Registered Holder’s behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or the Non-Registered Holder’s nominee, the right to attend and vote at the Meeting.
Non-Registered Holders should return their voting instructions as specified in the VIF sent to them. Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.
Although Non-Registered Holders may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of their broker, agent or nominee, a Non-Registered Holder may attend the Meeting as a proxyholder for a registered shareholder and vote Common Shares in that capacity. Non-Registered Holders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Common Shares as a proxyholder.

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2024 Annual General Meeting of Shareholders

Revocability of Proxies
A registered shareholder who has given a Proxy may revoke it by an instrument in writing that is:
a.executed by the shareholder giving same or by the shareholder’s attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation; and
b.delivered either to the registered office of the Company (19th Floor, 885 West Georgia Street, Vancouver, British Columbia V6C 3H4) at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the chair of the Meeting on the day of the Meeting or any adjournment thereof before any vote in respect of which the Proxy is to be used shall have been taken, or in any other manner provided by law.
NOBOs who wish to revoke their voting instructions should contact Computershare at telephone number 1‑800‑564‑6253. OBOs who wish to revoke a voting instruction form or a waiver of the right to receive proxy-related materials should contact their Intermediaries for instruction.
Voting of Proxies
Common Shares represented by a shareholder’s Proxy form will be voted or withheld from voting in accordance with the shareholder’s instructions on any ballot that may be called for at the Meeting and, if the shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly. In the absence of any instructions, the management-designated proxyholder named on the Proxy form will cast the shareholder’s votes in favour of the passage of the resolutions set forth herein and in the Notice of Meeting.
The enclosed Proxy form confers discretionary authority upon the persons named therein with respect to: (a) amendments or variations to matters identified in the Notice of Meeting; and (b) other matters which may properly come before the Meeting or any adjournment thereof. At the time of printing of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF
Only Common Shares carry voting rights at the Meeting, with each Common Share carrying the right to one vote. The board of directors of the Company (“Board of Directors” or “Board”) has fixed April 18, 2024, as the record date (“Record Date”) for the determination of shareholders entitled to receive notice of and to vote at the Meeting and at any adjournment thereof, and only shareholders of record at the close of business on that date are entitled to such notice and to vote at the Meeting. As of the Record Date, 147,260,572 Common Shares were issued and outstanding as fully paid and non-assessable.
To the knowledge of the directors and executive officers of the Company, as at the Record Date, no person beneficially owned, or controlled or directed, directly or indirectly, shares carrying 10% or more of the voting rights attached to the Company’s issued and outstanding Common Shares.
VOTES NECESSARY TO PASS RESOLUTIONS AT THE MEETING
Under the Company’s Articles, the quorum for the transaction of business at the Meeting consists of two shareholders entitled to vote at the Meeting, whether present in person or represented by proxy, holding in the aggregate at least 5% of the issued shares entitled to be voted at the meeting. Under the Business Corporations Act (British Columbia) and the Company’s Articles, a simple majority of the votes cast at the Meeting (in person or by proxy) is required to pass the resolutions referred to in the accompanying Notice of Meeting.
DETAILS OF MATTERS TO BE ACTED UPON AT THE MEETING
Financial Statements
The shareholders will receive and consider the audited consolidated financial statements of the Company for the year ended December 31, 2023, together with the auditors’ report thereon. No vote by the Company’s shareholders is required with respect to this matter. These documents are available upon request, or they can be found under the Company’s SEDAR+ profile on www.sedarplus.ca or on the Company’s website at www.silvercrestmetals.com.
Election of Directors
The number of directors of the Company was last fixed by the shareholders at seven. As permitted by the Articles of the Company, the Board appointed Pierre Beaudoin as an additional director on February 1, 2024 and, accordingly, the Company currently has eight directors. At the Meeting, shareholders will be asked to fix the number of directors at eight and elect eight directors.
The persons named below are the eight nominees of management for election as directors, all of whom are current directors of the Company. Each nominee elected will hold office as a director until the next annual general meeting or until the director’s

SILVERCREST METALS INC.	5

2024 Annual General Meeting of Shareholders

successor is elected or appointed, unless the director’s office is earlier vacated under any of the relevant provisions of the Articles of the Company or the Business Corporations Act (British Columbia). It is the intention of the persons named by management as proxyholders in the enclosed proxy form to vote for the election to the Board of Directors of those persons hereinafter designated as nominees for election as directors. The Board of Directors does not contemplate that any of such nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, proxies in favour of management designees will be voted for another nominee in their discretion unless the shareholder has specified in the shareholder’s proxy form that the shareholder’s shares are to be withheld from voting in the election of directors.
The following tables set out the name of each of the persons proposed to be nominated for election as a director (listed in alphabetical order); all positions and offices in the Company presently held by them; their principal occupation, business or employment; the period during which they each served as a director; and the number and value of securities of the Company that they each have advised are beneficially owned, or controlled or directed, directly or indirectly, as at the Record Date and as at the last two financial year ends.

SILVERCREST METALS INC.	6

2024 Annual General Meeting of Shareholders

PIERRE BEAUDOIN
Age: 60 Gender Identity: Male Visible Minority: No Ontario, Canada Non-Independent Director Since: February 1, 2024 Principal Occupation: Corporate Director
Mr. Beaudoin joined the SilverCrest board in June 2018 and subsequently became the Chief Operating Officer in November 2018. During his five years in the role he successfully lead the technical studies, build and ramp-up of the Las Chispas Operation. He retired from this role in early 2024 and rejoined the SilverCrest board.
Prior to SilverCrest he joined Detour Gold in 2010 as Senior Vice President of Capital Projects and led the design and construction of the Detour Lake Mine. In 2013, he was appointed Chief Operating Officer of Detour Gold where he retired in 2017. Prior, Mr. Beaudoin spent the previous 16 years with Barrick Gold. During his last 6 years with Barrick, he worked in the Capital Projects Group, where he led the study teams for Buzwagi in Tanzania (commissioned in 2009), Donlin Creek in Alaska and Cerro Casale in Chile. From 1996 to 2004, Mr. Beaudoin held management positions at the processing plants of Barrick operations in Canada (Ontario and Quebec) and in Western Australia (KCGM). Before he joined Barrick Gold, he worked for Lac Minerals Ltd. and Noranda Minerals.

Areas of Expertise: Mining Operations / Metallurgy, Environmental, Safety and Sustainability, Social, Risk Management, Human Resources and Compensation
Mr. Beaudoin is a mineral processing professional with 40 years of international operating and project development experience.

Board/Committee Membership(1)	2023 Attendance
Board	N/A	N/A
Safety Environmental and Social Sustainability Committee (“SESS Committee”)	N/A	N/A

Historical Proxy Voting Results	For	Withheld
2023	N/A	N/A
2022	N/A	N/A

Other Directorships	Exchange
Radisson Mining Resources Inc. (since September 2021) •Health, Safety, Environment and Community Committee	TSX-V

Securities Held	Common Shares	Options	DSUs	RSUs	PSUs	Total Value of Common Shares, DSUs, RSUs and PSUs	Share Ownership Requirement Met
April 18, 2024	115,950	353,500	16,500	13,000	15,000	$1,668,680	Yes
December 31, 2023	240,950	403,500	—	21,000	37,500	$2,602,221	Yes
December 31, 2022	283,950	503,500	—	21,000	50,000	$2,875,095	Yes
(1)Mr. Beaudoin was appointed to the Board and the SESS Committee on February 1, 2024.

SILVERCREST METALS INC.	7

2024 Annual General Meeting of Shareholders

LAURA DIAZ

Age: 56
Gender Identity: Female
Visible Minority: Yes
Mexico City, Mexico
Independent Director Since: November 11, 2020
Principal Occupation: Partner of DBR Abogados SC, a law firm in Mexico, since July 2020

Ms. Diaz has worked in the mining industry for over 25 years as Legal Counsel or independent director to Canadian and U.S. public mining companies. Ms. Diaz more recently held the position of General Director of Mines with the Ministry of Economy in Mexico from December 2018 to June 2019. After leaving this position, Ms. Diaz was self-employed and then returned in July 2020 to the practice of law as a partner of DBR Abogados SC (law firm based in Mexico) where she had been a partner from July 2012 to November 2018.
Ms. Diaz is an active member of the Association of Mining Engineers, Metallurgists and Geologists of Mexico (AIMMGM), Women in Mining (WIM) Mexico, and Prospector & Developers Association of Canada (PDAC), Canada. She also holds a Master’s in Social Responsibility and Diploma in Sustainable Law from the University of Anahuac, Law Degree from University of Femenina de Mexico, and Diploma in Contracts, Diploma in American Law and European Union Law from the University of Iberoamericana.

Areas of Expertise: Regulatory, Legal, Environmental, and Social Governance (ESG).
Ms. Diaz is a partner at a law firm based in Mexico City and serves as a Mining Project Advisor in areas of mineral exploration, development and production.

Board/Committee Membership	2023 Attendance
Board	7 of 7	100%
Corporate Governance & Nominating Committee Chair(1)	3 of 3	100%
SESS Committee	4 of 4	100%

Historical Proxy Voting Results	For	Withheld
2023	97.09%	2.91%
2022	99.58%	0.42%

Other Directorships	Exchange
No other public company directorships	N/A

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 18, 2024	NIL	25,000	56,000	$582,400	Yes
December 31, 2023	NIL	25,000	39,500	$343,255	Yes
December 31, 2022	NIL	25,000	39,500	$319,950	Yes
(1)Ms. Diaz was appointed to Chair of the Corporate Governance & Nominating Committee Chair on June 15, 2023.

SILVERCREST METALS INC.	8

2024 Annual General Meeting of Shareholders

N. ERIC FIER
Age: 62 Gender Identity: Male Visible Minority: No British Columbia, Canada Non-independent Director Since: June 23, 2015 Principal Occupation: Founder, Chief Executive Officer and Director of the Company
Mr. Fier is a Certified Professional Geologist (USA) and Engineer (Canada) with over 35 years of experience in the international mining industry including exploration, acquisition, development and production of numerous mining projects in Guyana, Chile, Brazil, Central America, Mexico and Peru. He has in-depth knowledge of project evaluation and management, reserve estimation and economic analysis, construction, as well as operations management.
Mr. Fier previously worked as Chief Geologist with Pegasus Gold Corp., Senior Engineer & Manager with Newmont Mining Corp. and Project Manager with Eldorado Gold Corp. and is also currently the Executive Chairman of Goldsource Mines Inc.
Prior to the formation of the Company, he was a co-founder, President and Chief Operating Officer of SilverCrest Mines Inc., which was acquired by First Majestic Silver Corp in October, 2015. He was largely responsible for the successful implementation of a systematic and responsible “phased approach” business model, that built the Santa Elena project into a successful and profitable mine.

Areas of Expertise: Mining Industry, Environmental, Social, Governance, Finance, Human Resources and Compensation.

Board/Committee Membership	2023 Attendance
Board	7 of 7	100%

Historical Proxy Voting Results	For	Withheld
2023	99.56%	0.44%
2022	99.68%	0.32%

Other Directorships	Exchange
Goldsource Mines Inc. (since June 2010) •Executive Chairman	TSX-V

Securities Held	Common Shares	Options	RSUs	PSUs	Total Value of Common Shares, RSUs and PSUs	Share Ownership Requirement Met
April 18, 2024	2,010,075	624,500	81,119	54,850	$22,318,858	Yes
December 31, 2023	4,010,075	559,000	35,583	34,625	$35,457,659	Yes
December 31, 2022	4,010,075	834,000	35,583	37,750	$33,075,605	Yes

SILVERCREST METALS INC.	9

2024 Annual General Meeting of Shareholders

ANNA LADD-KRUGER
Age: 54 Gender Identity: Female Visible Minority: Yes British Columbia, Canada Independent Director Since: July 11, 2022 Principal Occupation: Corporate Director & Chartered Professional Accountant
Ms. Ladd-Kruger is Chartered Professional Accountant (CPA, CMA), and holds a Master’s in Economics from  Queen's University, a Bachelor of Commerce from the University of British Columbia and the Canadian Institute of Corporate Directors designation.

She has over 20 years of experience in the mining industry and was previously a mining executive at McEwen Mining Inc. and Trevali Mining Corporation. Her experience includes serving as the CFO and VP Corporate Development for several mining companies and began her career working at Vale S.A.'s Thompson and Sudbury Canadian operations before joining Kinross Gold Corporation as their North American Group Controller.

Areas of Expertise: Finance, Accounting, Capital Markets, Systems Integration, Enterprise Risk Management, Corporate Governance and Compensation, and ESG.

Board/Committee Membership	2023 Attendance
Board	7 of 7	100%
Audit Committee Chair(1)	4 of 4	100%
Corporate Governance & Nominating Committee(2)	1 of 1	100%

Historical Proxy Voting Results	For	Withheld
2023	99.45%	0.55%
2022	N/A	N/A

Other Directorships	Exchange
Integra Resources Corp. (Since December 2018) •Audit Committee Chair •Technical & Safety Committee •Environment, Social & Governance Committee	TSX-V
Sherritt International Corp. (Since February 2023) •Audit Committee Member	TSX
Nevada Copper Corp. (since November 2023) •Audit Committee Chair •Sustainability Committee	TSX

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met(3)
April 18, 2024	NIL	25,000	39,500	$410,800	Yes
December 31, 2023	NIL	25,000	23,000	$199,870	N/A
December 31, 2022	NIL	25,000	23,000	$186,300	N/A
(1)Ms. Ladd-Kruger was appointed to Chair of the Audit Committee on May 26, 2023.
(2)Ms. Ladd-Kruger was appointed to the Corporate Governance & Nominating Committee on May 26, 2023 and her attendance reflects the meetings held during that period.
(3)Ms. Ladd-Kruger is required to meet the share ownership guideline by July 2027, being five years from her appointment to the Board.

SILVERCREST METALS INC.	10

2024 Annual General Meeting of Shareholders

ANI MARKOVA

Age: 54
Gender Identity: Female
Visible Minority: No
Ontario, Canada
Independent Director Since: May 30, 2019
Principal Occupation: Founder and CEO of Investor View Advisory; Chartered Financial Analyst; and Corporate Director.

Ms. Markova holds an MBA from George Washington University in Washington DC, Chartered Financial Analyst, Canadian Investment Management, Corporate Board International (CDI.D) designations ESG Competent Boards Certificate and Designation (GCB.D) and Climate and Biodiversity Designation (CCB.D).
Ms. Markova has over 25 years of capital markets involvement and extensive experience in qualitative and quantitative financial analysis, capital allocation, equity financings and valuations, as well as governance and sustainability reporting. She has managed up to $2 billion of mutual fund assets and has spent more than 15 years investing in the global mining sector and commodity markets. Ms. Markova was Vice President and Portfolio Manager with AGF Investments Inc. from August 2003 to January 2019.
Ms. Markova is actively engaged with public companies on ESG topics and provides guidance on ESG integration in enterprise risk management as a CEO of Investor View Advisory and a co-founder of Onyen Corporation, which provides technology based ESG reporting solutions to public and private companies.

Areas of Expertise: Environmental, Social and Governance (ESG), Climate Competency, Capital Markets, Finance and Accounting

Board/Committee Membership	2023 Attendance
Board	7 of 7	100%
Audit Committee	4 of 4	100%
Compensation Committee	5 of 5	100%
SESS Committee Chair	4 of 4	100%

Historical Proxy Voting Results	For	Withheld
2023	94.70%	5.30%
2022	97.27%	2.73%

Other Directorships	Exchange
Critical Elements Lithium Corporation (since September 2021) •Audit Committee •Governance and Nominating Committee •Environmental and Social Responsibility Committee Chair	TSX-V

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 18, 2024	9,400	37,500	55,000	$669,760	Yes
December 31, 2023	9,400	117,500	38,500	$416,251	Yes
December 31, 2022	9,400	137,500	38,500	$387,990	Yes

SILVERCREST METALS INC.	11

2024 Annual General Meeting of Shareholders

HANNES PORTMANN

Age: 44
Gender Identity: Male
Visible Minority: No
Ontario, Canada
Independent Director Since: October 31, 2018
Principal Occupation: Chief Financial Officer of Cabot Management Company Limited since February 2022.

Mr. Portmann was the Chief Financial Officer and Business Development of Marathon Gold Corporation from October 2019 to January 2022. Previously, Mr. Portmann spent 10 years with New Gold Inc. (and predecessor companies) where he moved into progressively more senior roles, ultimately serving as President and Chief Executive Officer of the intermediate gold producer from January 2017 through May 2018. As Executive Vice President, Business Development of New Gold, Mr. Portmann’s primary areas of responsibility were corporate development, investor relations, human resources and exploration. Prior to New Gold, he was a member of the Merrill Lynch investment banking mining group and the assurance and advisory practices of PricewaterhouseCoopers LLP.
Mr. Portmann is a Chartered Professional Accountant and holds a Bachelor of Science in Mining Engineering from Queen’s University and a Masters of Management and Professional Accounting from the Rotman School of Management, University of Toronto.

Areas of Expertise: Finance, Accounting, Capital Markets, Human Resources and Compensation
Mr. Portmann is the Chief Financial Officer of Cabot Management Company Limited since February 2022. He has previous experience as a mining executive at Marathon Gold Corporation and New Gold Inc.

Board/Committee Membership	2023 Attendance
Board	7 of 7	100%
Audit Committee	4 of 4	100%
Compensation Committee Chair	5 of 5	100%
SESS Committee	4 of 4	100%

Historical Proxy Voting Results	For	Withheld
2023	96.93%	3.07%
2022	98.80%	1.20%

Other Directorships	Exchange
No other public company directorships	N/A

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 18, 2024	40,000	37,500	55,000	$988,000	Yes
December 31, 2023	40,000	37,500	38,500	$682,165	Yes
December 31, 2022	40,000	75,000	38,500	$635,850	Yes

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GRAHAM THODY

Age: 73
Gender Identity: Male
Visible Minority: No
British Columbia, Canada
Independent Director Since: August 6, 2015
Principal Occupation: Retired Chartered Professional Accountant; and Corporate Director

Mr. Thody is a retired Chartered Professional Accountant and the former Board Chair of the Company between October 2015 and June 2023.
He was President and CEO of UEX Corporation from November 2009 until his retirement in January 2014. Mr. Thody served as the Chair of the Board at UEX Corporation until August 2022.
He has also served as a director of several reporting companies which are involved in mineral exploration and development throughout North, Central and South America.

Areas of Expertise: Accounting, Audit and Tax, Finance Corporate Governance and Compensation

Board/Committee Membership	2023 Attendance
Board(1)	7 of 7	100%
Audit Committee(2)	4 of 4	100%
Corporate Governance & Nominating Committee	3 of 3	100%

Historical Proxy Voting Results	For	Withheld
2023	96.47%	3.53%
2022	98.49%	1.51%

Other Directorships	Exchange
Goldsource Mines Inc. (since December 2003) •Lead Director •Audit Committee Chair •Corporate Governance and Compensation Committee	TSX-V

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 18, 2024	30,000	—	66,500	$1,003,600	Yes
December 31, 2023	75,000	50,000	50,000	$1,086,250	Yes
December 31, 2022	158,571	150,000	50,000	$1,689,425	Yes
(1) Mr. Thody stepped down from the Company’s Board Chair Position on June 15, 2023.
(2) Mr. Thody stepped down from the Company’s Audit Committee Chair Position on May 26, 2023.

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2024 Annual General Meeting of Shareholders

JOHN WRIGHT
Age: 71 Gender Identity: Male Visible Minority: No British Columbia, Canada Independent Director Since: January 1, 2017 Principal Occupation: Corporate Director and Professional Engineer
Mr. Wright is a Metallurgical Engineer and Honours graduate of Queens University in Ontario and the Board Chair of the Company.

Mr. Wright was a founder, director and former President and Chief Operating Officer of Pan American Silver Corp. and was also a director of Lumina Copper Corp., Northern Peru Copper Corp., Regalito Copper Corp. and Capstone Mining Corp. He spent the first 10 years of his career with Teck Cominco where he worked at the Trail Smelter operations and later participated in the management of feasibility studies, marketing and mine construction at the Afton, Highmont, Bull Moose and David Bell mines.

Mr. Wright has a P.Eng. (retired) designation from the Association of Professional Engineers and Geoscientists of British Columbia.

Areas of Expertise: Mining Operations / Metallurgy, Exploration / Geology, Capital Markets, Risk Management, Governance, Environmental, Safety and Sustainability, and International Business

Board/Committee Membership	2023 Attendance
Board Chair(1)	7 of 7	100%
Corporate Governance & Nominating Committee(2)	3 of 3	100%
Compensation Committee	5 of 5	100%
SESS Committee(3)	4 of 4	100%

Historical Proxy Voting Results	For	Withheld
2023	97.23%	2.77%
2022	98.58%	1.42%

Other Directorships	Exchange
Ero Copper Corp (Since October 2017) •Audit Committee •Lead Director •HSES Committee	TSX

Securities Held	Common Shares	Options	DSUs	Total Value of Common Shares and DSUs	Share Ownership Requirement Met
April 18, 2024	300,000	37,500	58,300	$3,726,320	Yes
December 31, 2023	325,000	37,500	38,500	$3,158,815	Yes
December 31, 2022	297,000	112,500	38,500	$2,717,550	Yes
(1) Mr. Wright was appointed to as Board Chair on June 15, 2023.
(2) Mr. Wright stepped down from the Company’s Corporate Governance & Nominating Committee Chair Position on June 15, 2023.
(3) Mr. Wright stepped down from the SESS Committee on February 1, 2024.

Advance Notice Policy
Pursuant to the Advance Notice Policy of the Company adopted by the Board of Directors on May 9, 2016, subject to shareholder approval, which was obtained on June 22, 2016, any additional director nominations for the Meeting must be received by the

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Company in compliance with the Advance Notice Policy by May 13, 2024. The Company will publish details of any such additional director nominations through a public announcement in accordance with the Advance Notice Policy.
The Company’s Advance Notice Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Majority Voting Policy
The Board of Directors has adopted a Majority Voting Policy for the election of directors in uncontested elections. Under the Majority Voting Policy, if a nominee does not receive the affirmative vote of at least the majority of votes cast, the director shall promptly tender a resignation for consideration by the Corporate Governance and Nominating Committee and the Board. The Corporate Governance and Nominating Committee shall consider the resignation and recommend to the Board the action to be taken with respect to such offered resignation, which may include: accepting the resignation, maintaining the director, but addressing what the Corporate Governance and Nominating Committee believes to be the underlying cause of the withheld votes, resolving that the director will not be re nominated in the future for election, or rejecting the resignation and explaining the basis for such determination. Further to the rules of the Toronto Stock Exchange (“TSX”), the Board shall accept such director’s resignation absent exceptional circumstances.
The Corporate Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may consider any factors or other information they consider appropriate and relevant. Any director who tenders a resignation pursuant to the Majority Voting Policy may not participate in the recommendation of the Corporate Governance and Nominating Committee or the decision of the Board with respect to the resignation. The Board will act on the recommendation of the Corporate Governance and Nominating Committee within 90 days after the shareholder meeting at which the election of directors occurred. Following the Board’s decision, the Company will promptly issue a press release disclosing the Board’s determination (and, if applicable, the reasons for rejecting the resignation) and will provide a copy of such press release to TSX.
If the Board accepts any tendered resignation in accordance with the Majority Voting Policy, then the Board may (i) proceed to fill the vacancy through the appointment of a new director, or (ii) determine not to fill the vacancy and instead decrease the size of the Board. If a director’s resignation is not accepted by the Board, such director will continue to serve until the next annual meeting and until the director’s successor is duly elected, or the director’s earlier resignation or removal; alternatively, the director shall otherwise serve for such shorter time and under such other conditions as determined by the Board, considering all of the relevant facts and circumstances.
The Company’s Majority Voting Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
To the knowledge of Management of the Company, none of the proposed directors is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:
a.was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), when such Order was issued while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company; or
b.was subject to an Order that was issued after such person ceased to be a director, chief executive officer or chief financial officer of the relevant company, and which resulted from an event that occurred while the person was acting in the capacity of a director, chief executive officer or chief financial officer of the relevant company.
Other than as disclosed below, no proposed director is, as at the date of this Information Circular, or has been, within the ten years preceding the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.
On March 3, 2023, Laura Díaz was a director of Magna Gold Corp. (“Magna”), when Magna filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) which provides creditor protection while corporations seek to restructure their affairs. As a result of the foregoing, the TSX-V transferred trading of Magna’s common shares to the NEX Board of the TSX-V effective at the opening of market on March 8, 2023. On March 27, 2023, Magna was granted an order (the "Order")

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pursuant to the Companies' Creditors Arrangement Act (the "CCAA") by the Ontario Superior Court of Justice (Commercial List) (the "Court") on application by Magna seeking court protection from its creditors to allow it to restructure its business and property as a going concern. The Order, among other things, provided a stay of proceedings (the "Stay of Proceedings") barring all creditors from taking action to recover debts owed by Magna during the stay period. As a result of the foregoing, the TSX-V suspended trading of Magna’s common shares on the NEX Board. The Stay of Proceedings was granted until April 6, 2023 and extended by the Court until November 15, 2023. Magna was unable to finalize a plan of compromise or arrangement with its creditors by November 15, 2023. Accordingly, on November 21, 2023 pursuant to a further order of the Court, the CCAA protections and proceedings, as they applied to Magna, were terminated. Ms. Diaz resigned as a director of Magna on February 29, 2024.
On August 31, 2015, Pierre Beaudoin was the Chief Operating Officer of Detour Gold Corporation ("Detour Gold") when Detour Gold was advised that the Ontario Provincial Police would be investigating the circumstances surrounding the death of an employee that occurred at the Detour Lake mine site on June 3, 2015. On April 21, 2016, Detour Gold was charged with one count of criminal negligence causing death under the Criminal Code as a result of the June 2015 fatality. On August 30, 2017, Detour Gold pleaded guilty to the one count of criminal negligence. A sentencing hearing was held on August 30 and 31, 2017. Detour Gold was ordered to pay a fine of $1.4 million plus the 30% victim surcharge provided for under the Criminal Code. In addition, the court, as requested by Detour Gold, ordered a restitution payment for the family of the deceased worker for lost income through to retirement which was considered when determining the fine amount.
On May 13, 2014, Pierre Beaudoin was the Chief Operating Officer of Detour Gold when a proposed securities class action claiming, among other things, special and general damages in the amount of $80 million, was commenced against Detour Gold and its former President and Chief Executive Officer in relation to Detour Gold's secondary market public disclosure concerning the Detour Lake Mine operations between April 9, 2013 and November 7, 2013 (the "Class Action Claim"). On July 10, 2014, the plaintiff issued an Amended Statement of Claim incorporating allegations in respect of Detour Gold's primary market disclosure, specifically in respect of Detour Gold's final short form prospectus dated June 2, 2013. On November 29, 2016, the parties agreed to settle the Class Action Claim for $6 million and dismiss the action without any admission of liability subject to court approval which was subsequently obtained on June 27, 2017.
No proposed director has, within the ten years preceding the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.
No proposed director has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.
APPOINTMENT OF AUDITOR
PricewaterhouseCoopers LLP, Chartered Professional Accountants, is the auditor of the Company and has been since December 20, 2019.
At the Company’s 2023 annual general meeting of shareholders held on June 15, 2023, proxy votes by shareholders were 99.37% in favour of the appointment of PricewaterhouseCoopers LLP as auditor of the Company.
The Board recommends that shareholders vote FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Company. Unless directed otherwise in the Proxy form, the management-designated proxyholders named in the enclosed Proxy form intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the auditor of the Company to hold office until the next annual general meeting of shareholders, or until a successor is appointed.
CORPORATE GOVERNANCE DISCLOSURE
The Board recognizes the significance of corporate governance for effective management of the Company and for the best interest of all its stakeholders. As the Company grows, the Board continues to add corporate governance policies designed to effectively manage the organization and protect shareholder value.
The Canadian Securities Administrators have adopted National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) which requires issuers to disclose on an annual basis their corporate governance practices in accordance with NI 58-101. Corporate governance disclosure of the Company is set out below.

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The Board of Directors
A copy of the mandate of the Board of Directors (“Board Mandate”) can be viewed on the Company’s website at www.silvercrestmetals.com and is incorporated by reference herein. The following is a summary of the Board Mandate.
The Board of Directors is responsible for overseeing the business and affairs of the Company and, in doing so, must act honestly and in good faith with a view to the best interests of the Company. The Board’s fundamental objectives are to enhance and preserve long-term shareholder value, ensuring that the Company meets its obligations on an ongoing basis and that the Company operates in a reliable and safe manner. In performing its functions, the Board should also consider the legitimate interests of its other stakeholders, such as employees, debtholders, communities and environment in which it operates. In overseeing the conduct of the business, the Board, through the Chief Executive Officer, shall set the standards of conduct for the organization. The Board agrees with and confirms its responsibility for overseeing management's performance in the following areas:
•the strategic planning process of the Company;
•identification and management of the principal risks associated with the business of the Company;
•ensuring adequate plans are in place for management development and succession;
•the Company's policies regarding communications with its shareholders and others; and
•assessing the integrity of the internal controls and management information systems of the Company.
Certain of the above matters are also dealt with or covered by the Company’s existing formal committees, being the Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and SESS Committee, which are governed by their respective charters available on the Company’s website. In carrying out the Board Mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position. The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees. N. Eric Fier (CEO) is a member of the Board, which has given the Board direct access to information on their areas of responsibility. Other management personnel regularly attend Board meetings to provide information and answer questions. Directors also consult from time to time with management and have, on occasion, visited the properties of the Company. The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company. At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.
Meetings of the Board
The Board meets a minimum of five times per year, usually every quarter, and at year-end. Following each scheduled meeting of the Board, an “in-camera” session is held without any non-independent director or member of management in attendance. In addition, an in-camera session is held following each Audit Committee meeting with the Company’s auditor. Each committee of the Board generally meets once a year or more frequently as deemed necessary by the applicable committee. Since January 1, 2023 to the date hereof, there were a total of nine Board meetings and all directors were in attendance. The following table sets out the attendance record of current directors for Board meetings and for Board committee meetings for the mentioned periods.

Name	Board of directors	Audit Committee	Corporate Governance & Nominating Committee	Compensation Committee	Safety Environment Social and Sustainability Committee
Pierre Beaudoin(1)	2 of 2	-	-	-	-
Laura Diaz	9 of 9	-	3 of 3	-	4 of 4
N. Eric Fier	9 of 9	-	-	-	-
Anna Ladd-Kruger	9 of 9	5 of 5	1 of 1	-	-
Ani Markova	9 of 9	5 of 5	-	6 of 6	4 of 4
Hannes Portmann	9 of 9	5 of 5	-	6 of 6	4 of 4
Graham Thody	9 of 9	5 of 5	3 of 3	-	-
John Wright	9 of 9	-	3 of 3	6 of 6	4 of 4
(1) Pierre Beaudoin was appointed to the Board and SESS Committee on February 1, 2024.

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Independence of the Board
All of the directors of the Company are independent except for N. Eric Fier who is Chief Executive Officer of the Company and Pierre Beaudoin who held the title of Chief Operating Officer of the Company until January 31, 2024 and, therefore, are not independent. See “Election of Directors”.
The independent directors meet at least once a quarter, at mid-year, at year end, and as many times as may be necessary without any non-independent director or member of management in attendance. During 2023, the independent directors held seven (7) Board meetings without any non-independent director or member of management in attendance. These meetings were the in-camera sessions held following each scheduled Board meeting.
Separate Board Chair and Chief Executive Officer (CEO)
The Company has a separate Board Chair and CEO. Having an independent Board Chair enables non-management directors to raise issues and concern for Board consideration without immediately involving management. The Board Chair also serves as a liaison between the Board and senior management.
Chair of the Board
The Board is responsible for reviewing the Board Chair’s performance annually. During 2022, the Board has developed a written position description for the Chair of the Board. A copy of the position description for the Chair of the Board is available on the Company's website http://silvercrestmetals.com/about-us/governance/.
CEO
The Board is responsible for monitoring and reviewing the CEO’s performance annually and ensuring adequate plans are in place for development and succession. During 2022, together with the CEO of the Company, the Board has developed a written position description for the CEO. A copy of the position description for the CEO is available on the Company's website http://silvercrestmetals.com/about-us/governance/.
Board Committee Chairs
The Board has not developed written position descriptions for the chair of each Board Committee. The chair of each Board Committee is in charge of the particular respective committee and ensuring their designated responsibilities are effectively discharged. The Board Committee chairs are required to comply with the requirements of the policies governing the various committees. The chairs act as the liaison with the Board Chair and are responsible for reporting to the Board on matters under their purview.
Succession Planning
The Corporate Governance and Nominating Committee, comprised entirely of independent directors, is responsible for maintaining a CEO succession plan and a Board succession plan that are responsive to the needs of the Company and the interests of its shareholders. This Committee seeks to maintain a Board comprised of talented directors with a diverse mix of experience, expertise, skills, gender and backgrounds. On an annual basis, the Committee reviews with the CEO that adequate plans are in place for management development and succession and on a bi-annual basis assesses the Board composition in

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order to assess any gaps between the desired set of competencies required to successfully govern the corporate strategy and development, taking pending retirements into account.
Other Reporting Issuer Directorship
The directors of the Company who currently hold directorships in other reporting issuers are as follows:

Name	Issuer	Term	Exchange
Pierre Beaudoin	Radisson Mining Resources Inc.	Since September 2021	TSX-V
N. Eric Fier	Goldsource Mines Inc.	Since June 2010	TSX-V
Anna Ladd-Kruger	Integra Resources Corp. Sherritt International Corp. Nevada Copper Corp.	Since December 2018 Since February 2023 Since November 2023	TSX-V TSX TSX
Ani Markova	Critical Elements Lithium Corporation	Since September 2021	TSX-V
Graham Thody	Goldsource Mines Inc.	Since December 2003	TSX-V
John Wright	Ero Copper Corp.	Since October 2017	TSX
Interlocking Directorships
The Board has not set a formal limit on the number of directors who may serve on the same board of directors of another issuer. The Corporate Governance and Nominating Committee considers interlocking directorships in the process of nominating individuals to serve on the Board. Currently, Mr. Fier and Mr. Thody are both directors of Goldsource Mines Inc. The Board expects that, as required by law, they and all other directors who serve as directors of other issuers will act honestly and in good faith with a view to the best interests of the Company. Conflicts, if any, will be subject to and governed by laws applicable to directors’ conflicts of interest.
Assessment of Board Performance
The Corporate Governance and Nominating Committee and the Board, as a whole, both assess the effectiveness of the Board, its committees and individual directors. The Board of Directors has adopted an annual formal assessment process with respect to performance of the Board, its committees and its individual directors. The Board, as a whole, considers the contributions and performance of each of the directors and the performance of the Board and each of its committees by conducting a performance review questionnaire. The Board uses an assessment tool to determine whether additional expertise is required to ensure that the Board is able to discharge its responsibilities and individuals with specific skill sets are identified.
The following demonstrates the overall skill set of the Board:

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Skills & Experience		# of Board Members with Core Competency(1)	# of Board Members with Ancillary Competency(2)
Regulatory	Legal-corporate/Commercial/Litigation	1	1
	Governance and Regulatory Compliance
	Government Relations
Finance	Capital Markets	3	3
	International Business Experience
	Risk Management
	M&A Experience and Execution
Accounting and Tax	Financial Literacy	3	1
	Internal Control / Management Information Systems
	Tax
Mine Development & Operations	Exploration	3	2
	Resources/Reserves/Engineering Studies
	Mine and Plant Development/Construction
	Mine and Plant Operations
Climate-related and environmental risk management	Environment and Sustainability (including climate-related risk)	3	3
	Social License
	Health and Safety
	Human Rights
Human Resources and Compensation	Human Resources	2	2
	Compensation
	Strategic Leadership
	Executive Management Skills
(1)Core competency – a Board Member considered an expert in this area
(2)Ancillary competency – working knowledge and exposure to the area

Director Term Limits and Other Mechanisms of Board Renewal
The Company has not adopted director term limits or other mechanisms of board renewal. The Company and Board have considered term limits and believes that:
•there is value in periodic renewals to the board members to maintain adequate independence from management;
•the imposition of director term limits on a board may discount the value of experience and continuity amongst board members and runs the risk of excluding experienced and potentially valuable board members; and
•regular evaluation of Board skills and experience, rather than arbitrary term limits, will result in better Board performance.
The Board of Directors will periodically consider whether term limits or other mechanisms of renewal for the Board of Directors should be adopted and will implement changes when deemed necessary.
As of April 18, 2024, the average term served by the nominees is 5 years and the average age of the nominees is 59 years.

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2024 Annual General Meeting of Shareholders

Diversity and Gender Policy
The Company is committed to a merit-based system for the composition of its Board of Directors, senior management, and workforce within a diverse and inclusive culture that solicits multiple perspectives and views free of bias and discrimination. The Company recognizes the benefits of having diversity on the Board and in senior management. Diversity is important to ensure that members of the Board and senior management possess the necessary range of perspectives, experience and expertise required to achieve the Company’s objectives.
Diversity means all the varied characteristics that make individuals unique from one another. It includes, but is not limited to, characteristics such as gender, education, religion, ethnicity, race, nationality, culture, language, aboriginal status, age, disability and other characteristics.
The Company has a Diversity and Gender Policy (the “Diversity and Gender Policy”) which provides a basic framework within which the Company will consider the principles of diversity when recruiting, developing and appointing the senior management team and Board members, with the goal of having talented, knowledgeable persons with diverse experience, backgrounds and perspectives guiding the company. A copy of the Diversity and Gender Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
In order to promote and foster diversity, the Board adopted a target to have at least 30% of women throughout the organization. At the end of December 31, 2023, SilverCrest had 20% women throughout the organization. Three women directors have been nominated for election to the Board at the Meeting, representing 38% of the Board nominated for election at the Meeting. More than 30% of executive officer positions are currently filled by women.
In addition to gender diversity, the Company also considers other forms of diversity in terms of Designated Groups (as defined under the Employment Equity Act (Canada)) such as Indigenous peoples, persons with disabilities and members of visible minorities. As of the Record Date, the Board has two directors and one NEO (as defined herein) that are also members of a visible minority.

	Women		Person with disabilities		Indigenous peoples		Members of visible minorities		Total	Number of individuals who are members of more than one designated group
	#	%	#	%	#	%	#	%
Board	3	38%	0	—%	0	—%	2	25%	5	2
Executive	3	43%	0	—%	1	14%	1	14%	5	1

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2024 Annual General Meeting of Shareholders

Orientation and Continuing Education
The Company has not adopted a formal orientation and education program for new directors, and all relevant information is communicated to new directors informally. The directors consider that the adoption of formal orientation and education programs for new directors is not presently warranted; however, the Board will reassess such needs on an ongoing basis as the Company continues to grow. Orientation and education of new Board members is conducted by meetings between any new Board member and the Board Chair and other long-standing Board members to assist any new director in learning about the Company’s key assets and about the business in which the Company is involved. New directors are provided with most recent Board meeting materials and annual budget. In addition, new directors are encouraged to visit and meet with management on a regular basis.
Given the size of the Company, there is no formal continuing education program in place. The Company relies on the in depth public company and professional experience of the members of the Board for their skills and knowledge necessary to meet their obligations as directors. Board members are entitled to attend, and do attend, seminars they determine necessary to keep themselves up-to-date with current issues relevant to their service as directors of the Company. Directors also visit, from time to time, the Company’s Las Chispas Property in Mexico.
During 2023, as detailed in the table below, continuing education included the full Board’s participation in a say on pay workshop, a cyber security training sessions held by the Company’s IT consultant and several directors’ participation in various webinars and forums related to ESG, sustainability, climate change, mining, financial reporting and tax offered by leading audit firms and banks. During 2023, all directors of the Company were also enrolled as members of the Institute of Corporate Directors (ICD) and were encouraged to attend relevant courses and seminars.

Director	Course/Event	Date
Laura Diaz	Boardroom and Governance Essentials program from ICD; Say on Pay by Global Governance Advisors (GGA); and cyber security training.	2023
N. Eric Fier	Say on Pay by GGA; Cyber Incident TableTop Exercise with IT Consultant; Regulatory Learning Module; and Ethics in Contractual Agreements.	2023
Anna Ladd-Kruger	ICD Fundamentals of Climate Governance E-Learning Module; ASX Exchange - ESG Reporting for Small to Mid-Tier Companies Webinar; CyberSecurity by PwC & Deloitte; Annual Cyber Training; Say on Pay by GGA; ESG Seminars by KPMG and Deloitte; Whittle Consulting - Integrated Strategic Planning for the Mining Industry Certificate; Certified Professional Accountants of Canada (CPA) - Canadian Companies Financial Reporting2023 Update Webinars; IFRS & ISSB S1 & Q2 Reporting Webinar; Sustainability Disclosures 2023 Priorities Webinar; and Sustainability and ESG for CPAs Certification (In Progress).	2023
Hannes Portmann	RBC Capital Markets CFO Forum; Developing Trends in Executive Compensation by GGA; PwC Annual Financial Update; and Cyber Security Training.	2023
Ani Markova	Competent Boards Certification (GCB.D), Climate and Biodiversity Certification (CCB.D); Policy Advisor Canada - governance updates; IFRS webinars - climate and sustainability disclosures; ICD webinar - Security laws updates heading into proxy season; Sustainable Finance Summit: Risks and opportunities for business leaders; Scotia ESG Conference; PRI webcast: Untangling data needs for responsible investors; UN Global Compact webinar - Mitigating corruption risks to your business: developing anti-corruption policies and strategies; ICD - The Board's role in Driving Canadian Productivity; BMO Metals and Mining Conference; Scotia Metals and Mining Conference; and Annual cybersecurity training.	2023

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2024 Annual General Meeting of Shareholders

Director	Course/Event	Date
Graham Thody	Annual Cyber Training; KPMG Mining Conference; PwC Mining Forum; PwC Financial Reporting Q3; PwC Financial Reporting Q4; and CPA - Ethics at our Core.	2023
John Wright	TSM workshop; ESG Reporting and Regulatory Developments (Deloitte); Policies and Practices in Executive Compensation (Lane Caputo); Cyber Security Training; and PwC annual Financial Update.	2023
Environmental, Social & Governance (ESG)
The Company is committed to promoting a culture of ethical business conduct and conducting business in a socially and environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. The Company’s policies relevant to this commitment include those summarized below.
Code of Business Conduct and Ethics Policy
The Company’s Code of Business Conduct and Ethics Policy (the “Code” or the “Code of Conduct”) for its directors, officers and employees reflects the Company’s commitment to a culture of honesty, integrity and accountability. The Code outlines the basic principles and policies on the following:
•compliance with laws;
•rules and regulations;
•conflicts of interest;
•corporate opportunities;
•confidentiality;
•protection and proper use of company assets;
•insider trading;
•fair dealing;
•compliance with environmental laws;
•equal opportunity;
•safety and health;
•financial business disclosure and accuracy of company records and reporting;
•use of email and internet services;
•payment to domestic and foreign officials;
•gifts and entertainment; and
•reporting any illegal or unethical behaviors.
The Code of Conduct provides that each employee is personally responsible for, and it is their duty to report violations or suspected violations of the Code of Conduct and that no employee would be discriminated against for reporting what the employee reasonably believes to be a breach of the Code of Conduct or any law or regulation. Employees can discuss any breach or suspected breach of the Code of Conduct with their immediate superior or a member of the Board.
The Board annually reviews the Code and any compliance issues under the Code are reviewed as they arise. A copy of the Code of Conduct is available on the Company’s website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/), as well as under the Company’s profile on SEDAR+ at www.sedarplus.ca.
To ensure directors of the Company exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, each director and executive officer is required to fully disclose his or her interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board, as a whole, determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement, which may include convening a Special Committee of independent directors. All directors and executive officers are subject to the requirements of the Business Corporations Act (British Columbia) with respect to the disclosure of any conflicts of interests and the voting on transactions giving rise to such conflicts.

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In addition to the Code of Conduct, the Board has adopted a Supplier Code of Conduct, which clarifies the expectations the Company has of each of its suppliers, vendors, contractors, consultants, agents and any others who provide goods and services to the Company. The Company expects its suppliers to conduct business with integrity, honesty and transparency and to not compromise such values for convenience or economic gain.
A copy of the Supplier Code of Conduct is available on the Company’s website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/).
Whistleblower Policy
The Company requires its directors, officers and employees to observe high standards of professionalism and ethical conduct in maintaining the financial records of the Company. The Audit Committee of the Board, has adopted a Whistleblower Policy in order to ensure that a confidential and anonymous process exists whereby persons can express any concerns or complaints about the accuracy, fairness or appropriateness of any of the Company’s accounting policies or financial reports, including corporate reporting and disclosure, accounting and auditing controls and procedures, and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company, and the actions taken by the Company to remedy such violations.
The Company’s Whistleblower Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/whistlerblower-and-grievance-mec/.
Anti-Bribery and Anti-Corruption Policy
The Board has adopted an Anti-Bribery and Anti-Corruption Policy to ensure the Company adheres to best practices with respect to anti-corruption behaviour and that it has zero tolerance policy for bribery and corruption by employees, officers, directors, agents, consultants- and contractors of the Company.
The Anti-Bribery and Anti-Corruption Policy:
(1)sets out the responsibilities of the Company, and those working for it, in observing and upholding the Company’s policy on bribery and corruption; and
(2)provides guidance to those working for the Company on how to recognize and deal with bribery and corruption issues.
Pursuant to the Anti-Bribery and Anti-Corruption Policy, the Company will take all appropriate action under the policy to ensure compliance with the Anti-Bribery and Anti-Corruption Policy and applicable laws, rules and regulations, which may include disciplinary action, up to and including termination of employment, and reporting of violations of laws, rules and regulations to appropriate regulatory authorities.
The Company’s Anti-Bribery and Anti-Corruption Policy is available on the Company’s website (https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/).
Disclosure Policy
The Board has adopted a Disclosure Policy to ensure that communications to the investing public about the Company are timely, factual and accurate, and broadly disseminated in accordance with all applicable legal and regulatory requirements. The Disclosure Policy covers disclosures in documents filed with securities regulators and written statements made in the Company’s annual and quarterly reports, news releases, letters to shareholders, presentations by senior management and information contained on the Company’s website and other electronic communications. It extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media as well as speeches, press conferences and conference calls.
The Company’s Disclosure Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Incentive Compensation Clawback Policy
The Board has adopted an Incentive Compensation Clawback Policy (the “Clawback Policy”) to recover performance-based compensation received under certain circumstances by executive officers of the Company. The Clawback Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended.
Under the Clawback Policy, when the Company is required to prepare an accounting restatement of previously issued financial statements due to its material non-compliance with financial reporting requirements under the US federal securities laws, the Board will reasonably promptly recover performance-based compensation in excess of what would have been received based on the restated financial results. The Clawback Policy applies to current or former executive officers of the Company.

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The Company’s Clawback Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Securities Trading Policy
The Board has adopted a Securities Trading Policy in order to ensure that its directors, officers, consultants and employees act, and are perceived to act, in accordance with applicable securities laws. Prohibited activities include:
(1)Insider trading – No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities while in possession of material non-public information concerning the Company.
(2)Trading during blackouts – No employee may, directly or indirectly through any person acting on their behalf, trade in the Company securities during any blackout period imposed on that employee specifically or imposed on employees generally. Employees are encouraged to advise all related persons to observe blackout periods on trading in the Company securities while at the same time taking care not to “tip” or disclose the material non-public information that created the blackout period.
(3)Tipping and disclosure of information – No employee may disclose or “tip” material non-public information concerning the Company to any other person or entity (including agents, service providers, analysts, individual investors, members of the investment community and news media, related persons and other friends or family members) unless such disclosure is necessary in the ordinary course of business and in compliance with rules applicable to “selective disclosure”.
(4)Advice – No employee may give trading advice of any kind to anyone while possessing material non-public information about the Company.
(5)Hedging and derivative trading – No employee, or to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Company, may at any time reduce or limit such person’s economic risk with respect to such person’s holdings, ownership or interest in or to the Company securities. The Company securities includes, without limitation, outstanding warrants, stock options or other compensation awards, the value of which are derived from, referenced to or based on the value or market price of the Company securities. Prohibited activities include engaging in short selling (i.e. selling securities not owned or not fully paid for), the purchase of financial instruments or the taking of any speculative or derivative positions or other that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any of the Company securities.
(6)Short sale – The only time that a short sale is allowed is when an employee is exercising options or warrants issued by the Company and requires the funds to facilitate the exercise.
The Company’s Securities Trading Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Information Systems and Cyber Security
Since 2019, the Company has engaged IT Directorship, an information technology (“IT”) Consultant, to manage its company-wide information systems, cyber security strategies and technology programs. This function is overseen by management and the Audit Committee. At the beginning of each fiscal year, management and the IT Consultant establish short-term and long-term IT strategies and objectives and communicate them to the Board. The Company has a multi-layered, defense-in-depth approach to information systems and cyber security, with intentional redundancies to increase protection of valuable data and information. The Company’s overall enterprise data security infrastructure is managed in accordance with applicable NIST Cybersecurity Framework security controls. The Company has established an Enterprise Cyber Risk and IT Controls Program to validate compliance and effectiveness. The Company has also established an Enterprise Cyber Security Awareness Training program with recurring phishing simulation and mandatory staff training campaigns.
The Company also actively seeks to mitigate information systems and cyber security risks by identifying, reviewing, and developing risk response strategies for such risks. On a quarterly basis, management reports to the Board an update on its company-wide information systems, cyber security strategies and programs. The Company has focused on its response capabilities to be better prepared for a significant cyber event following the completion of a Cyber Incident Tabletop Exercise with members of Management and the IT teams. The Company has not experienced any cyber-related breaches in the last five years. Cybersecurity awareness training is conducted semi-annually for employees and the Board.
Additional consultants and vendors are retained to provide ongoing information systems support, management, and maintenance, including systems event monitoring, managed endpoint security, managed backup, and incident response management.
The IT objectives include:

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•supporting phased business growth and development;
•streamlining enterprise workflow, team collaboration and communication;
•maximizing return on investment of ERP investments;
•meeting regulatory and IT audit compliance requirements;
•reducing the likelihood and impact of a cyber breach; and
•improving end user IT experience and satisfaction.
On a quarterly basis, the IT Consultant reports on key activities of the last period, portfolio of IT projects, cyber risks and IT controls, IT operations and planned priorities. Semi-annually, the IT Consultant reports to management on the Company’s Cyber Risk and IT Controls status and effectiveness for the Company’s head office and locations in Mexico.
Community Policy
The Board has adopted a Community Policy committing to being positive social and economic contributors in the communities within the areas of influence of the Company’s operations. The Company believes in building long-term relationships that respect and promote local cultures and sustainable development that benefits communities.
The Company’s Community Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Environmental Policy
The Board has adopted an Environmental Policy committing to conducting business in an environmentally responsible manner and meeting or surpassing regulatory requirements in all its exploration, development, mining and closure activities. At all levels of business planning throughout the Company activities, the Company is committed to incorporating processes and procedures that protect the local environment and natural resources for stakeholder communities and future generations.
The Company’s Environmental Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Health & Safety Policy
The Board has adopted a Health & Safety Policy to safeguard the health, safety and well-being of the Company’s personnel and partners (employees, contractors, suppliers, local communities and other stakeholders). The Company’s approach goes beyond compliance, seeking continuous improvements and expects health and safety engagement at all levels of the Company and at all project sites. The Company strives to develop safety culture for people working at the Company’s different project sites with a focus on accident prevention.
The Company’s Health & Safety Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Human Rights Policy
The Board has adopted a Human Rights Policy committing to identifying, preventing, mitigating and monitoring adverse Human Rights impacts resulting from or caused by the Company’s business activities. Respect for Human Rights is consistent with the Company’s values outlined in the Company’s Code of Conduct, which are fundamental to the sustainability of the Company and the communities within which the Company operates. A diverse and inclusive workplace is critical to the Company’s success and all personnel have a responsibility, both individually and collectively, to operate in a way which respects Human Rights and fosters an inclusive culture in which all of the Company’s people and partners (employees, shareholders, contractors, suppliers, local communities and any other stakeholder) are treated with dignity and respect.
The Company is sensitive to Human Rights issues associated with mining activities. The Company seeks to prevent causing or contributing to adverse human rights impacts and will address, mitigate, and monitor any such impacts in a timely manner.
The Company’s Human Rights Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Water Management Policy
The Board has adopted a Water Management Policy committing to conducting business as a responsible water steward including meeting or surpassing regulatory requirements in all of its exploration, development, mining and closure activities. The

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Company operates with the organizational understanding that water is a shared and finite resource with vital importance. The Company shares the view that access to water is a human right.
The Company’s Water Management Policy is available on the Company’s website: https://www.silvercrestmetals.com/sustainability/policies-and-guidelines/.
Committees of the Board
Compensation Committee
The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board. The Compensation Committee reviews annually and makes recommendations to the Board in respect of the compensation paid by the Company to its directors and executive officers. The compensation to executive officers is composed primarily of three elements: namely, base salary or consulting fees, performance bonus payments, and equity participation through the Company’s Option Plan (as defined herein) and SU Plan (as defined herein). The Compensation Committee’s compensation policy objectives are (i) to attract and retain qualified executive officers, (ii) to align executives’ interests with those of the shareholders; and (iii) to reward demonstration of leadership and performance. The Compensation Committee is responsible for reviewing and considering corporate goals and objectives relevant to compensation for all executive officers, evaluating their performance in light of those corporate goals and objectives, and determining (or making recommendations to the Board with respect to) the level of compensation for the executive officers based on this evaluation.
The Compensation Committee also reviews and recommends to the Board for its approval any severance or similar termination payments proposed to be made to any current or former executive officer. Any compensation paid to a director or executive officer must be approved by the Compensation Committee and by a majority of the independent members of the Board.
The Compensation Committee is currently comprised of three directors, all of whom are independent. The Compensation Committee has the authority, at its discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser to assist the committee in reaching compensation decisions.
The Compensation Committee is also tasked with, among other things, the following responsibilities:
(1)monitoring and making recommendations to the Board in respect of total compensation paid by the Company to its executive officers and non-executive/non-employee directors of the Company (“Non-Employee Directors”); and
(2)reviewing the adequacy and form of compensation of directors and ensuring that the compensation realistically reflects the responsibilities and risks involved in being a director.
Corporate Governance and Nominating Committee
The Corporate Governance and Nominating Committee is tasked with the responsibility of, among other things, selecting (or recommending that the Board select) the director nominees for the next annual meeting of shareholders. In carrying out such responsibilities, the Corporate Governance and Nominating Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and has authority to approve the search firm’s fees and other retention terms.
The Corporate Governance and Nominating Committee is currently comprised of four directors, all of whom are independent.
The Corporate Governance and Nominating Committee is tasked with the following responsibilities:
(1)identifying and recommending qualified individuals for nomination to the Board of Directors;
(2)developing qualification criteria for Board members for recommendation to the Board in accordance with the Company’s corporate governance guidelines;
(3)in conjunction with the Board Chair (or, if the Board Chair is not an independent director, the lead director), assigning Board members to the various committees of the Board; and
(4)reviewing annually or more often if appropriate: (i) committee members’ qualifications and requirements; (ii) committee structure (including authority to delegate); and (iii) committee performance (including reporting to the Board).
The Corporate Governance and Nominating Committee is also tasked with:
(1)developing and recommending to the Board corporate governance principles applicable to the Company;
(2)monitoring the Company’s overall approach to corporate governance issues and administering a corporate governance system which is effective in the discharge of the Company’s obligations to its shareholders;

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(3)in conjunction with the independent Board Chair, overseeing the evaluation of the Board and of the Company and making recommendations to the Board as appropriate;
(4)reviewing the Company’s Code of Conduct and recommending any changes to the Board; and
(5)reviewing and reassessing at least annually the adequacy of the Company’s corporate governance guidelines and the Corporate Governance Committee’s Charter and recommending any proposed changes to the Board for approval. The Corporate Governance and Nominating Committee must also annually review its own performance.
The Corporate Governance and Nominating Committee has the authority to conduct any investigation appropriate to fulfill its responsibilities. It has the ability to retain, at the Company’s expense, such compensation consultants or legal assistance it deems necessary in the performance of its duties.
Audit Committee
The Audit Committee is a committee of the Board established for the purpose of overseeing the accounting and financial reporting process of the Company and external quarterly reviews and annual audits of its consolidated financial statements. In connection therewith, the Audit Committee assists the Board in fulfilling its oversight responsibilities in relation to the Company’s internal accounting standards and practices, financial information, accounting systems and procedures (including the management and security of information systems), financial reporting and statements and the nature and scope of the annual external audit. The Audit Committee also recommends for Board approval the Company’s quarterly unaudited and audited annual consolidated financial statements, MD&A and other financial disclosure. The disclosure required by Form 52-110F1 of National Instrument 52-110 – Audit Committees is contained in Section 10 of the Company’s annual information form dated as of March 11, 2024 for the year ended December 31, 2023 available under the Company’s profile on the SEDAR+ at www.sedarplus.ca.
Safety, Environmental and Social Sustainability Committee
The SESS Committee is tasked with overseeing the Company’s performance relating to safety (including occupational health), climate related and other environmental and social sustainability matters. The SESS Committee’s purpose is to assess the effectiveness of the Company’s policies and practices in these areas, monitor compliance with applicable laws, rules and regulations, assess potential operational, human resource and financial risks and opportunities that stem from environmental, geopolitical or social factors and report periodically to the Board. In support of the Company’s commitment to a healthy and safe workplace and adhering to best practices in environmental stewardship and socially sustainable exploration, development and operations, the SESS Committee’s responsibilities include, but are not limited to: monitoring development and implementation of industry leading policies, assessing non-compliance risks and advising on strategies to mitigate such risks, as well as advising on areas of improvements.
The SESS Committee oversaw the process of identifying climate-related risks using scenario analysis and following global disclosure standards. Results were published November 2022: silvercrestmetals.com/_resources/reports/SilverCrest-Metals-TCFD-report-Final.pdf?v=0410. The SESS Committee is also committed to aligning sustainability disclosure with IFRS S1 and S2 using sector specific SASB metrics to track the Company’s performance.
Communicating with the Board
The Board welcomes input and comments from shareholders on all aspects of the Company’s governance program and how the Company and its Board can continue to drive value for shareholders.
Please send your comments to:
Anna Ladd-Kruger, Audit Committee Chair
Email: auditcommitteechair@silvercrestmetals.com
COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS
Advisory Vote on Approach to Executive Compensation (Say on Pay)
The Company and the Board believe that shareholders should be provided with clear and comprehensive disclosure of the Company’s executive compensation arrangements, including the objectives, philosophy and principles the Board has used to make executive compensation decisions.
Consistent with last year, the Board wishes to offer shareholders the opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation as disclosed in this section entitled “Compensation of Executive Officers and Directors”. This section discusses the Company’s executive compensation philosophy, objectives, policies and practices and

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provides important information on the key components of SilverCrest’s executive compensation program. It explains how SilverCrest’s executive compensation program is based on a pay-for-performance approach that is aligned with risk management principles and the long-term interests of shareholders. It is the Board’s intention that this advisory shareholder vote will form an important part of the ongoing process of engagement between shareholders and the Board on compensation.
The Company’s approach to executive compensation was accepted by a majority of shareholders in 2023. The detailed voting results on last year’s advisory resolution on the approach to executive compensation is set out below.

Year	Votes For	% of Votes For	Votes Against	% of Votes Against
2023	66,327,407	98%	1,353,620	2%
At the Meeting, shareholders will be asked to consider and, if deemed appropriate, approve a non-binding advisory resolution to accept the Company’s approach to executive compensation, as more particularly described in this Information Circular, substantially in the form set out below (the “Advisory Resolution”). The resolution conforms to the form of resolution recommended by the Canadian Coalition for Good Governance. Shareholders may vote for or against the following Advisory Resolution:

“BE IT RESOLVED THAT on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors of the Company, the shareholders accept the approach to executive compensation disclosed under “Compensation of Executive Officers and Directors” in the Company’s management information circular dated April 18, 2024 for the 2024 annual general meeting of shareholders.”
The Board has concluded that the Company’s approach to executive compensation disclosed in this Circular is in the best interests of the Company and shareholders and unanimously recommends that shareholders vote “FOR” the Advisory Resolution.
As this is an advisory vote, the Board will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future. Results of the vote will be disclosed in the report of voting results and in next year’s management information circular.
Executive Officer Compensation
Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):
a.an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CEO”);
b.an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year (“CFO”);
c.each of the three most highly compensated executive officers of the Company, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and
d.each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of that financial year.
In respect of the Company’s year ended December 31, 2023, the Company’s five NEOs were as follows.

Name	Position
N. Eric Fier	Chief Executive Officer
Chris Ritchie	President
Anne Yong	Chief Financial Officer
Cliff Lafleur	VP, Operations(1)
Tara Hassan	VP, Corporate Development
(1) Mr. Lafleur joined SilverCrest in July 2021 as the Company’s Vice President, Technical Services, and was appointed Vice President, Operations effective February 2024.

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Key Highlights of the Company’s Executive Compensation Program
Provided below are highlights of the Company’s executive compensation plan that are in place to ensure good governance:
•Reasonable dilution to shareholders – It is the Compensation Committee’s intention to maintain a low annual dilution (“burn”) rate. The three-year average burn rate as of 2023 was 1.0% (see “Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate” for the calculation of the Company’s burn rate).
•Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term Incentives (namely stock options and share units (“SUs”)). For the CEO, 71% of target compensation is tied to Incentive compensation and the average for the other four NEOs is 63%.
•Regular review of peer group – The Compensation Committee regularly reviews the applicability of the compensation peer group for NEOs and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Company’s operations. The peer group evolved materially during 2022 due to the Company’s transition from the construction phase to commercial production. During 2022, the Compensation Committee engaged GGA to complete an updated compensation review that included an updated peer group intended to be used as benchmarks on a go-forward basis as a producing mining company. There was no change to the peer group in 2023. The Compensation Committee plans to conduct another review at the end of 2024, two years after announcing commercial production.
•Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan are reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Company’s shareholders. For 2023, this includes operational execution on the Las Chispas Mine, share price performance as well as sustainability initiatives.
•Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics then there is the possibility for no annual incentive to be paid. Stock option grants, due to the requirement for the Company’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. PSUs have minimum performance expectations that must be achieved over the vesting performance period in order for PSUs to vest in the future.
•Caps on incentive payouts – Annual incentive payouts are capped at 150% of target for each NEO to ensure affordability for the Company.
•Modest benefits and perquisites – Benefits and perquisites are set at competitive levels, but represent a small part of total NEO compensation.
•Clawback Policy – All performance-based compensation after February 25, 2021 is subject to clawback in accordance with the Company’s Clawback Policy under a variety of different scenarios (see “Incentive Compensation Clawback Policy” under “Corporate Governance Disclosure - Environmental, Social & Governance (ESG)”).
•No excessive Change of Control or Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 24 months in the case of a change of control of the Company and 18 months in the case of termination without cause which falls within acceptable market norms.
•Double Trigger Change of Control provisions – Change of control provisions in the Company’s employment agreements only trigger when there is both a change in control of the Company and a subsequent termination of employment. Subsequent to year end, the change of control provision in the consulting agreement with N. Eric Fier (through Maverick Mining Consultants Inc.) was modified to provide that the change of control benefit which had applied solely on a change of control of the Company would not be triggered if Mr. Fier was offered and accepted the position of chief executive officer of the successor company. See “Employment and Consulting Agreements / Termination and Change of Control Benefits ”.
•Independent Advice on compensation levels and structure – The Compensation Committee has engaged with Global Governance Advisors (“GGA”) for the past few years to support the Compensation Committee in making decisions regarding executive and Board compensation at the Company (see “Compensation Discussion and Analysis - Compensation Review Process” for more information).
•Review of compensation risk – The Compensation Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.
•“Anti-hedging” policy – The Company’s Securities Trading Policy includes the prohibition of hedging and derivative trading for any employee of the Company, including NEOs.

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•Share ownership requirements – In 2020, the Company adopted share ownership requirements for its C-suite executives (CEO, President, COO and CFO) and Non-Employee Directors that are in-line with market expectations. At the end of 2023, the C-suite executives on average exceeded their share ownership requirements by seven times and the Non-Employee Directors exceeded their share ownership requirements by four times. See “Executive Share Ownership Guidelines” and “Directors Share Ownership Guidelines” below.
Compensation Discussion and Analysis
Compensation Governance
During 2023, the Company’s Compensation Committee was comprised of three members (Hannes Portmann (Committee Chair), Ani Markova, and John Wright), all of whom were independent. Each of the members of the Compensation Committee have human resource and compensation experience relevant to oversee and advise on the Company’s executive compensation practices. Mr. Portmann has over 10 years of experience serving in senior management roles in publicly traded companies in the mining industry, including as CEO and CFO, where he was actively involved in compensation matters.
The Compensation Committee members had the necessary experience to enable them to make decisions on the suitability of the Company’s compensation policies or practices during 2023. The Compensation Committee’s responsibilities, powers and operation are described above under “Corporate Governance Disclosure - Committees of the Board Compensation Committee”.
Executive and Employee Compensation Objectives and Philosophy
The Board of Directors recognizes that the Company’s success depends greatly on its ability to attract, retain and motivate superior performing employees, which can only occur if the Company has an appropriately structured and implemented compensation program.
The principal objectives of the Company’s executive compensation program are as follows:
a.to attract and retain qualified executive officers, which includes having compensation that is competitive within the marketplace;
b.to align executives’ interests with those of the shareholders; and
c.to reward demonstration of both leadership and performance.
Since 2019, the Company, through the Compensation Committee, has engaged GGA, an independent compensation advisor with significant global executive and director compensation experience, to evaluate and provide recommendations on formalizing the Company’s executive and director compensation programs to be market-competitive among a defined “Peer Group” (as detailed below) and to review its prior information circular disclosures. This review has included analysis of the Company’s Peer Group and evaluation of total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Company’s short and long-term design practices relative to the competitive market. The Company’s Peer Group is reviewed periodically to generally ensure it remains aligned with the current size and scope of the Company’s operations, and is based on companies that generally meet the following criteria:
•public company listed on any of the TSX, TSX Venture Exchange or a major U.S. stock exchange;
•generally of similar size – market capitalization, expected annual mining production and/or total assets between 0.25 to 4.0 times the size of the Company;
•generally of similar stage of operations and relative workload placed on the executive team (updated in 2022 to focus on companies that are operational and produce revenue or are close to production); and
•primarily focused on precious metals projects in the Americas.
The Company’s Peer Group for 2023 consisted of the following companies:

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•Calibre Mining Corp.	•Lundin Gold Inc.
•Dundee Precious Metals Inc.	•MAG Silver Corp.
•Endeavour Silver Corp.	•New Gold Inc.
•Ero Copper Corp.	•Orla Mining Ltd.
•Fortuna Silver Mines Inc.	•Torex Gold Resources Inc.
•Gatos Silver Inc.	•Victoria Gold Corp.
•Hecla Mining Co.	•Wesdome Gold Mines Ltd.
Prior to 2022, GGA last completed a compensation review for the Company’s executives and Non-Employee Directors in the fall of 2020 when the Company was still an exploration company and had yet to make a final construction decision at Las Chispas. The Peer Group selected in late 2020 was intended to be used as benchmarks until the Company began processing minerals in mid-2022. During 2022, the Compensation Committee engaged GGA to complete an updated compensation review that included an updated peer group to determine how to structure compensation on a go-forward basis as a producing mining company. This work was completed in the summer of 2022.
In 2022, the Company was positioned above the median of the updated Peer Group in terms of market capitalization, but below the median of the Peer Group in terms of total assets.
The Company’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Company’s achievement of corporate milestones and objectives. Please refer to the “Performance Bonus Payments” section below for each NEO’s relative weighting between corporate and individual targets.
The Board has adopted the Securities Trading Policy which includes the prohibition of hedging and derivative trading for any employee or director of the Company. During 2023, no Named Executive Officer or director, directly or indirectly, purchased any financial instruments or employed a strategy to hedge or offset a decrease in market value of equity securities granted as compensation or held.
Compensation Review Process
The Compensation Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Company and for implementing and overseeing compensation policies approved by the Board.
The Compensation Committee also reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary or consulting fee, bonus, and participation in equity compensation arrangements.
The Compensation Committee considered the implications of the risks associated with the Company’s compensation policies and practices and concluded that, given the nature of the Company’s business and the role of the Compensation Committee in overseeing the Company’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.
The Compensation Committee is required to pre-approve any compensation related engagements by GGA. Although management of the Company may work with GGA on compensation specifics, GGA reports directly to the Compensation Committee in all engagements undertaken. The Company incurred the following fees for GGA’s work over the past two years:

Year	Executive Compensation Related Fees	All Other Fees
2023	$16,500	$4,571
2022(1)	$74,550	$35,530
(1)$21,200 billed in 2022 relates to work performed in 2021.

During 2023, GGA reviewed the Company’s management information circular disclosure and vacation policy. GGA also hosted an educational session on Say on Pay.
During 2022, the Compensation Committee engaged GGA to provide an executive compensation review for its top seven employees and Non-Employee Directors against an updated peer group of producing mining companies and/or those companies close to production to prepare the Company for potential compensation adjustments required with the move from a

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construction phase to producing company. GGA also reviewed the Company’s management information circular disclosure, and Option Plan to ensure it aligned with best corporate governance practices in the industry.
Elements of Executive Compensation Program
During 2023, the Company’s compensation program consisted of the following elements:
a.base salary or consulting fees;
b.performance bonus payments; and
c.equity participation through the Company’s Option Plan (as defined below) and SU Plan (as defined below), (collectively, “Total Direct Compensation”).

Component	Objective/Rationale
Base Salary or Consulting Fees
•Forms the basis for attracting talent and comparing to and remaining competitive with the market.
•Fixed, and used to determine other aspects of the Company’s compensation and benefits.
•Established at the beginning of the year.
•To align with the compensation philosophy, base salary levels aim to align with the median of the Peer Group over time, but also taking into account the NEO’s performance and tenure in the organization.
•Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.

Performance Bonus Payments (STIP)
•Links pay to corporate and personal achievements for the year.
•Year-end cash bonuses are not paid unless a threshold level of performance is achieved, with performance benchmarks being specified in a detailed scorecard of corporate and technical performance that contain metrics and weightings that align to the business and that are communicated to executive officers during the particular year. This means there is the potential for no annual incentive to be paid if minimum performance is not achieved.
•Consists of a mix of corporate and technical metrics. Each NEO is measured by similar performance metrics.

Equity Participation (e.g. Option Plan and SU Plan)
•The Company has historically granted long-term incentives in the form of stock options, which typically vest over a three-year period and have a five-year term to expiry. Options are granted to reward management for performance on a longer-term basis.
•During 2021, with the shareholder and regulatory approval of the SU Plan, the Company began to include time-based and performance-based SUs in the mix of its long-term incentive program to better align with good corporate governance practices and the interest of shareholders. No SU granted would vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted. Designed to (i) promote further alignment of interests between management and shareholders of the Company; (ii) associate a portion of management’s compensation with the returns achieved by shareholders of the Company; and (iii) to attract and retain employees with the knowledge, experience and expertise required by the Company.

Other Compensation
•Participation in the Company’s employee group benefits plans is provided to each NEO where available.
•There is no pension plan for the NEOs.
•Designed to be competitive overall with equivalent positions in the mining industry.

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2024 Annual General Meeting of Shareholders

Executive Total Compensation Mix
As shown below, under the Company’s executive compensation program, a significant portion of an executive’s annual Target Total Direct Compensation is variable and at-risk based on annual Balanced Scorecard performance as well as the performance of the Company’s share price over a multi-year period.

NEO	Base Salary/ Consulting Fees	Performance Bonus	Long-Term Incentive	Total	Total At-Risk
N. Eric Fier	29%	29%	41%	100%	71%
Chris Ritchie	34%	28%	38%	100%	66%
Anne Yong	40%	24%	36%	100%	60%
Cliff Lafleur	40%	24%	36%	100%	60%
Tara Hassan	40%	24%	36%	100%	60%
Details on each of the three components of Total Direct Compensation are provided below:
Base Salary or Consulting Fees
In determining the annual base salary or consulting fee, the Board of Directors, with the recommendation of the Compensation Committee, considered the following factors:
a.the particular responsibilities related to the position;
b.salaries paid by other companies in the mining industry of similar size as the Company, at the same stage of development as the Company, and considered comparable to the Company;
c.the experience level of the Named Executive Officer;
d.compensation data provided in a mining industry report produced by GGA; and
e.the amount of time and commitment which the Named Executive Officer devoted to the Company and is expected to devote to the Company in the future.
The Compensation Committee annually reviews the base salary or consulting fee payable to each NEO or the NEO’s management company, as applicable, based on the aforementioned criteria to ensure that compensation levels are competitive and fair. Base salary levels are also set taking into account the relative size of the Company against its Peer Group and targeted to be positioned at the median of the Peer Group.
The annual base salaries for NEOs were as follows:

Named Executive Officer and Position	2023 Base Salary / Consulting Fee	2022 Base Salary / Consulting Fee	% change YOY
N. Eric Fier – Chief Executive Officer	$640,000	$640,000	—%
Chris Ritchie – President	$480,000	$480,000	—%
Anne Yong – Chief Financial Officer	$350,000	$350,000	—%
Cliff Lafleur – VP, Operations	$350,000	$350,000	—%
Tara Hassan - VP, Corporate Development	$350,000	$350,000	—%
(1)The NEOs 2022 Base Salary / Consulting Fee presented in the table above were made effective September 1, 2022. For the period from January 1, 2022 to August 31, 2022, each NEO received an incremental 5% over their 2021 Base Salary / Consulting Fee.
Performance Bonus Payments
The performance bonuses or short-term incentive payouts (“STIP”) are payable in cash, and the amount payable is based on the Compensation Committee’s assessment of performance against pre-established objectives and targets.
STIP awards are communicated to each eligible participant as a target percentage of base salary. Based on a combination of corporate and individual performance each year against stated objectives, a participant can earn a STIP payout of up to 150% of target if maximum performance levels are achieved. Conversely, if a threshold level of performance is not achieved for a specific objective, then that portion of the STIP award will not be earned and result in a 0% multiplier. Given this design, there is the potential for no STIP payout to be made if threshold performance levels are not achieved.

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2024 Annual General Meeting of Shareholders

The table below summarizes the STIP eligibility as a percentage of base salary and the relative weighting between corporate and individual targets, which were established by the Compensation Committee during the year after conducting its executive compensation review.

NEO	STIP Target (% of Salary)	Corporate Performance Weighting	Individual Performance Weighting
N. Eric Fier	100%	90%	10%
Chris Ritchie	80%	75%	25%
Anne Yong	60%	60%	40%
Cliff Lafleur	60%	50%	50%
Tara Hassan	60%	55%	45%
In respect of the 2023 financial year, the Board of Directors, with the recommendation of the Compensation Committee, awarded performance bonuses to the NEOs. The Board, at its discretion, completed the final assessment of 2023 performances in February 2024.

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2024 Annual General Meeting of Shareholders

The following table shows the results against the 2023 corporate performance measures:

Category	Weighting	2023 Performance Measure	Score
Operational Execution (Target 40%; Score 57.5%)	15%	Silver Equivalent ounces recovered – target of 10.0 million ounces AgEq(1) Result - recovered 10.4 million ounces AgEq	22.5%
	10%	All-in sustaining costs(2) within budget Result - 2023 all-in sustaining costs was $12.58/oz AgEq sold, which beat the low end of the 2023 guidance range of $12.75 to $13.75 per oz AgEq sold	12.5%
	7.5%	Mined tonnes - target of 284 kilotonne (kt) Result - mine production totalled 301kt	11.25%
	7.5%	Mined grade - target of 761 grams per tonne (gpt) AgEq Result - mine production grade average of 942 gpt AgEq	11.25%
Growth (Target 15%; Score 7.5%)	15%	Timely and appropriate allocation of resources for various growth initiatives for the Company Result - Growth initiatives progressed throughout 2023	7.5%
Share Price Performance (Target 15%; Score 15%)	10%	Year over Year share price increase – target 0% to 10% points, relative to GDXJ Result - Annual performance of SILV was 9.2% compared to the annual performance of GDXJ of 6.3%	10.0%
	5%	Increase in capital market relevancy relative to peers Result - Outperformed silver producing peers by more than 15%, increased average daily traded value, activated normal course issuer bid (NCIB) in August 2023 and bullion holding policy in August 2023. Repurchased $7.1 million shares of the Company under NCIB and purchased $18.7 million of bullion.	5.0%
Sustainability (Target 30%; Score 20%)	15%	Human Capital, Health and Safety – no fatalities, less than 3.5 Total Recordable Injury Frequency Rate ("TRIFR") per 200,000 working hours, and less than 0.4 Lost Time Injury Frequency Rate ("LTIFR") per 200,000 working hours. Result - no fatalities; however, TRIFR and LTIFR scores were below target (4.14 TRIFR; 0.56 LTIFR)	0.0%
	5%	Environment – no more than one (1) reportable incident that require a regulator response/action; complete a Task Force on Climate Related Financial Disclosures Report Result - no reportable incidents that required a regulator response or action.	7.5%
	5%	Social Capital – advance Environmental and Social Related Projects Result - advanced selected environmental and social projects	5.0%
	5%	Social Capital – Publish an ESG Report Result - published the Company’s inaugural ESG Report in Q2 2023.	7.5%
Total	100%		100%
(1)Silver equivalent ("AgEq") ratio used in this Information Circular of 79.51:1 is based on the technical report for Las Chispas titled "Las Chispas Operation Technical Report" dated September 5, 2023 with an effective date of July 19, 2023 (the “Las Chispas Technical Report”).

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(2)All-in-sustaining costs (AISC) are a non-GAAP financial measure. Further details on these non-GAAP financial measures can be found in the section “Non-GAAP Financial Measures” in the December 31, 2023 MD&A available on SEDAR+ at www.sedarplus.ca and on the Company’s website.
Key performance indicators (“KPIs”) for each NEO reflect the Company’s objectives and strategies and the roles and responsibilities of the NEO. Recommendations to the Board were based on an assessment performance against KPIs established at the beginning of the year. The following table shows the performance results of the NEOs relative to their KPIs.

NEO	STIP Target (% of Salary)	Corporate Score	Individual Score	Total weighted score	Actual STIP ($)	Actual STIP (% of Salary)
N. Eric Fier	100%	100%	90%	99%	$633,600	99%
Chris Ritchie	80%	100%	94%	99%	$378,240	79%
Anne Yong	60%	100%	85%	94%	$197,400	56%
Cliff Lafleur	60%	100%	94%	97%	$203,700	58%
Tara Hassan	60%	100%	94%	97%	$204,330	58%

Individual scores were based on the following achievements in relation to objectives:

NEO	Individual Performance Achievements in Relation To Objectives
N. Eric Fier CEO Individual Score: 90%
Responsible for all Company activities, leading the executive team and developing long term strategies and objectives of the Company.
2023 Achievements
•Strong operating performance of the Company’s first full year of commercial production, with the operation exceeding the high end of sales guidance, beating the low end of AISC guidance, delivering impressive operating margins of 61%, and generating $121.1 million in free cash flow;
•Advanced organic and external growth initiatives; and
•Transformed the Company into a precious metal producer with revenue.

Chris Ritchie President Individual Score: 94%
Responsible for financing, capital markets, strategic messaging and marketing, development and implementation of ESG strategy and framework and helping establish and manage processes and people within the organization.

2023 Achievements
•Directed the Company’s robust capital allocation framework which included the introduction of the Company’s bullion purchase program, repayment of the Company’s term facility, launch of the Company’s NCIB (repurchasing 1.5 million shares of the Company for $7.1 million);
•Continued enhancement of capital markets relevancy including out performance of silver producing peers and increase in average traded value;
•Published the Company’s inaugural ESG Report and advanced local projects, including execution of water stewardship plan which resulted in greater water resilience and economic benefit for the local communities; and
•Continued local communication and stakeholder engagement.

Anne Yong CFO Individual Score: 85%
Responsible for corporate financial activities of the Company, including financial reporting, regulatory disclosure, taxation, treasury, risk management, insurance, budget, and information technology.
2023 Achievements
•Involved with the strategic development and execution of the Company’s liquidity management, which supported the Company’s ongoing bullion purchase program and activation of a NCIB in August 2023;
•Continued cash and cost management, which supported debt repayment of $50 million by May 2023; and
•Involved in the publication of the Company’s inaugural ESG Report in June 2023

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2024 Annual General Meeting of Shareholders

NEO	Individual Performance Achievements in Relation To Objectives
Cliff Lafleur VP, Technical Services Individual Score: 94%
Responsible for all technical aspects of the Company's mining operations. This includes items such as project management of mine development, overseeing project controls and costs, and supervision over the technical services groups in the preparation of mining studies, plans, designs, and specifications.
2023 Achievements
•Involved with the completion of Las Chispas Technical Report;
•Involved with the strategic planning and management of negotiations with underground mining contractors;
•Directed the ramp up of mine production above target to 855 tonnes per day (tpd) vs. 838 tpd budgeted by year’s end;
•Directed the ramp up of mine development above target to 39.1 metres per day (mpd) vs 34.5 mpd budgeted; and
•Directed the reduction of dilution and ore loss by December 2023 to Las Chispas Technical Report levels.

Tara Hassan VP, Corporate Development Individual Score: 94%
Responsible for long-term strategic planning, evaluation of potential opportunities and developing the marketing and communications strategy for the Company.

2023 Achievements
•Advanced organic and external growth initiatives;
•Supported and implemented quarterly reporting strategy;
•Involved with the execution of capital allocation strategy; and
•Involved with the completion of the Las Chispas Technical Report

2024 Corporate Objectives
The following table shows the key categories of the Company’s 2024 target corporate objectives, which are more aligned with a production-phase company than construction-phase company:

Category	Weighting	Performance Metric(s)	2024 Target
Operational execution	40%	Silver equivalent ounces recovered	10 million silver equivalent ounces
		All-In Sustaining Costs	$15.15/AgEq oz
		Mined production	380,000 tonnes
		Extracted ounces	8 million AgEq oz
Sustainability 30%	15%	*fatality will result in an automatic score of 0% for this segment
		TRIFR	3.5 per 200,000 working hours
		LTIFR	0.4 per 200,000 working hours
	10%	Environmental permit compliance	No environmental breaches and no permit challenges
		Environmental and Social Related Projects	Scoring of environmental and social related projects will be discretionary and will consider success of climate related programs (water stewardship, advancing potential use of solar power)
	5%	ESG Report with Key Sustainability Accounting Standards Board data published	Published by the end of Q2 2024

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2024 Annual General Meeting of Shareholders

Category	Weighting	Performance Metric(s)	2024 Target
Capital Markets	15%	Share price performance relative to GDXJ Index and SILJ Index, weighted equally	Between 0% and 7.5% relative to GDXJ Index and SILJ Index, weighted equally
		Average Daily Traded Value relative to silver producing peers	To rank in the middle 1/3 of silver producing peers Average Daily Traded Value
		Increase in capital market relevancy	Scoring of capital market relevancy will be discretionary and will consider success of marketing, communication, capital allocation strategies.
Growth	15%	Timely and appropriate allocation of resources for various growth initiatives for the Company	Scoring of growth will be discretionary and will consider success of organic and regional exploration and growth programs.
Total	100%
Equity Participation
The Company provides for equity participation in the Company through its stock option plan (the “Option Plan”) and Equity Share Unit Plan (the “SU Plan”). The Company’s maximum allocation for the Option Plan and the SU Plan is an aggregate of 7% of the outstanding Common Shares of the Company from time to time, broken down as follows:
•Option Plan – 5.5% of the issued and outstanding Common Shares from time to time for stock options granted under the Option Plan.
•SU Plan – 1.5% of the issued and outstanding Common Shares from time to time to settle share units (“SUs”), including restricted share units (“RSUs”) and PSUs, and deferred share units (“DSUs”) granted under the SU Plan.
The granting of stock options and SUs and DSUs is intended to encourage the maximization of shareholder value by better aligning the interests of the executive officers with the interests of shareholders.
Option-based Awards
Options may be granted to purchase Common Shares on terms that the Board of Directors may determine, with recommendations from the Compensation Committee and subject to the limitations of the Company’s Option Plan and the requirements of applicable regulatory authorities. The Compensation Committee is mandated to review and make recommendations to the Board regarding the remuneration of executive officers, the granting of stock options to directors, executive officers, employees and consultants of the Company, and compensation policies, including the Option Plan.
Individual grants of stock options are determined by an assessment of the individual’s current and expected future performance, level of responsibilities, the importance of the proposed optionee’s position and contribution to the Company, and previous stock option grants and exercise prices.
Option Plan
The Company’s Option Plan, which was approved by the Board on April 22, 2022 and approved by shareholders at the 2022 annual general meeting on June 15, 2022, is a “rolling 5.5%” stock option plan whereby the Company may reserve for issuance pursuant to the exercise of stock options up to 5.5% of the issued and outstanding Common Shares from time to time. The following is a summary of the principal terms of the Option Plan, which is qualified in its entirety by reference to the text of the Option Plan, a copy of which can be found under the Company’s SEDAR+ profile on www.sedarplus.ca or on the Company’s website at www.silvercrestmetals.com. For the purposes of the description of the Option Plan below, unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the Option Plan.
The purpose of the Option Plan is to provide an incentive to the directors, executive officers, employees, consultants and other personnel of the Company or any of its subsidiaries (collectively, “Eligible Persons”) to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract to and retain in the employ of the Company or any of its subsidiaries persons of experience and ability by providing them with the opportunity to acquire an increased proprietary interest in the Company.
The Option Plan includes the following provisions:

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2024 Annual General Meeting of Shareholders

•The number of Common Shares to be reserved and authorized for issuance pursuant to options granted under the Option Plan to Eligible Persons is 5.5% of the issued and outstanding Common Shares from time to time.
•The Option Plan is administered by a “Committee” which means the Board of Directors or such committee of the Board that the Board has designated to administer the Option Plan. In determining the Eligible Persons to whom options may be granted and the number of options granted to any Eligible Person, the Committee may take into account such factors as it shall determine in its sole and absolute discretion.
•The exercise price for options granted under the Option Plan will not be less than the “market price” of the Common Shares (which, under the Option Plan, is the last closing price of the Common Shares on the TSX before the date of the option grant).
•Options may be exercisable for a term of up to ten years, subject to earlier termination in the event of death or the optionee’s cessation of services to the Company.
•The vesting for each option will be determined by the Committee at the time that the option is granted, and will be specified in the notice of option grant to the optionee.
•Upon cessation of services:
◦Subject to certain limitations, if an optionee’s employment or engagement is terminated for any reason other than death, retirement, long-term disability or for cause, the options held by such optionee may be exercised within 90 days of termination, provided such options have vested and not expired.
◦Subject to certain limitations, if an optionee’s employment is terminated due to retirement or as a result of long-term disability, unless the Board determines otherwise, the options held by such optionee may be exercised within one year of retirement or termination as a result of long-term disability, provided such options have vested and not expired. In addition, such optionee’s unvested options will continue to vest in accordance with their terms until the earlier of the date which is one year following the date of retirement or termination as a result of long-term disability and the expiry date.
◦Subject to certain limitations, if an optionee’s employment is terminated by reason of death, unless the Board determines otherwise, the options held by such optionee shall become fully vested and may be exercised by the legal personal representative(s) of such optionee’s estate within one year following the death of the optionee or prior to the expiry date, whichever is earlier.
•Options are non-transferable and non-assignable, except as provided for in the Option Plan in the case of an optionee’s death.
•If the expiry date of an option occurs during a blackout period applicable to the relevant optionee, or within 10 business days after the expiry of a blackout period applicable to the relevant optionee, then the expiry date for the option will be the date that is the 10th business day after the expiry of the blackout period.
•Subject to the provisions of the Option Plan and, upon prior approval of the Committee, once an option has vested and become exercisable an optionee may elect, in lieu of paying the exercise price to purchase optioned Common Shares, to exercise the option by surrendering the option in exchange for the issuance of Common Shares equal to the number determined by dividing (a) the difference between the market price of the Common Shares as at the date of settlement and the exercise price of such option by (b) the market price of the Common Shares as at the date of settlement, with any fractional Common Shares to be disregarded.
•If the Company completes a transaction which results in a “Change of Control” (as defined in the Option Plan), all unvested options will vest, and, if within 90 days (or such other period as the Board determines) following the completion of such transaction an event that would constitute “constructive dismissal” (as defined pursuant to common law) occurs, and, if within 90 days (or such other period as the Board determines) following the date of such “constructive dismissal” an optionee’s employment is terminated (whether at the optionee’s discretion or otherwise), then all options held by such optionee will remain exercisable until the earlier of 90 days (or such other period as the Board determines) from the date of termination and the expiry date thereof.
•Participation limits:
◦Subject to certain limitations, the total number of Common Shares that may be issued to any individual optionee under the Option Plan together with all other security based compensation arrangements of the Company in any one-year period, shall not exceed 5% of the number of issued and outstanding Common Shares at the date of grant.

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◦Subject to certain exceptions, the total number of Common Shares issuable to insiders of the Company as a group at any time and the total number of Common Shares issued to insiders of the Company within any one-year period, under the Option Plan together with all other security based compensation arrangements of the Company shall not exceed 10% of the issued and outstanding Common Shares, on a non-diluted basis, at the date of option grant.
◦The total number of Common Shares that may be issued to any one insider of the Company under the Option Plan together with all other security based compensation arrangements of the Company shall not exceed 5% of the number of issued and outstanding Common Shares at the date of grant.
◦the aggregate annual value of options that may be granted to each Non-Employee Director under the Option Plan and any other security based compensation arrangements of the may not exceed $150,000 per Non-Employee Director per financial year of the Company, of which no more than $100,000 may be in the form of options.

•The Board may, at any time and from time to time, without the approval of the shareholders of the Company, suspend, discontinue or amend the Option Plan or any outstanding option granted thereunder, in whole or in part, provided that all material amendments to the Option Plan shall require the prior approval of the shareholders of the Company. Examples of the types of amendments that are not material that the Board is entitled to make without shareholder approval include, without limitation, the following:
a.ensuring compliance with applicable law;
b.amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained herein which may be incorrect or incompatible with any other provision hereof;
c.a change to provisions on transferability of options for normal estate settlement purposes;
d.a change in the process by which an optionee who wishes to exercise an option can do so, including the required form of payment for the Common Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;
e.changing the vesting and exercise provisions of the Option Plan or any option in a manner which does not entail an extension beyond the option’s original expiry date for any applicable option, including to provide for accelerated vesting and early exercise of any options deemed necessary or advisable in the Board’s discretion; and
f.changing the termination provisions of the Option Plan or any option which does not entail an extension beyond the option’s original expiry date.
•Any amendment to the Option Plan is also subject to any necessary approvals of any stock exchange or regulatory body having jurisdiction over the securities of the Company and, where required for such approvals, the approval of the shareholders of the Company. The Option Plan provides that the Board may not, without the approval of the holders of a majority of Common Shares and other voting securities of the Company present and voting in person or by proxy at a meeting of shareholders of the Company, amend the Option Plan or an option to:
a.increase the maximum number of Shares issuable;
b.make any amendment that would reduce the exercise price of an outstanding option (including a cancellation and reissue of an option or other entitlements);
c.make any amendments to the Non-Employee Director participation limits;
d.extend the expiry date of any option beyond the expiry date of the option determined at the date of grant in accordance with the Plan, except with respect to an expiry date that occurs during a blackout period;
e.changing the categories of individuals contained in the definition of “Eligible Person” who are eligible to participate in the Option Plan, including where such change may introduce, re-introduce, broaden or increase the participation of Non-Employee Directors under the Option Plan;
f.amend the Option Plan to permit the transfer or assignment of options, except to permit a transfer to a family member, an entity controlled by the holder of the options or a family member, a charity or for normal estate planning or estate settlement purposes; or
g.any amendments to the plan amendment provisions of the Option Plan, provided that, in the case of an amendment referred to in clauses (a) and (c) above, insiders who benefit from such amendment are not eligible to vote their Shares in respect of the approval.

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2024 Annual General Meeting of Shareholders

As at December 31, 2023 the Option Plan authorized the issuance of 5.5% of the then issued and outstanding Common Shares (being a total of 8,081,414 Common Shares as at that date) in connection with options that were outstanding or that may be granted in the future. As at December 31, 2023, based on there being outstanding options to purchase a total of 4,105,200 Common Shares (representing approximately 2.8% of the then outstanding Common Shares), 3,976,214 additional Common Shares (representing approximately 2.7% of the then outstanding Common Shares) were then available for future option grants under the Option Plan.
To date, all options granted have been for a maximum of five years. The annual burn rate under the Option Plan is set out under “Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate”.
The policies of the TSX require that the unallocated securities under all security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder (such as the Option Plan) be re-approved by an issuer’s shareholders every three years after the date of initial shareholder approval of the compensation arrangement. The shareholders of the Company initially approved the Stock Option Plan at the 2022 annual general meeting held on June 15, 2022, and, accordingly, the next shareholder reconfirmation must be obtained by June 15, 2025 or such later date permitted by the TSX.
Equity Share Unit Plan
The Company’s SU Plan was adopted by the Board on June 3, 2021 and approved by the shareholders of the Company on June 15, 2021. The following is a summary of the principal terms of the SU Plan, which is qualified in its entirety by reference to the text of the SU Plan, a copy of which is attached hereto as Schedule A and which can be found under the Company’s SEDAR+ profile on www.sedarplus.ca or on the Company’s website at www.silvercrestmetals.com. For the purposes of the description of the SU Plan below, unless otherwise defined herein, capitalized terms shall have the meanings ascribed thereto in the SU Plan.
The purpose of the SU Plan is to attract, retain and reward those employees, executive officers, consultants and, for the purposes of the DSUs only, non‑employee directors, who are expected to contribute significantly to the success of the Company, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company’s shareholders and, in general, to further the best interests of the Company.

The SU Plan provides participants with the opportunity through SUs, including RSUs and PSUs, and through DSUs to acquire an ownership interest in the Company.
The SU Plan includes the following provisions:
1.The SU Plan will be administered by the Board or by a delegated committee of the Board (collectively, the “Board” for the purposes of this summary of the SU Plan).
2.The maximum number of Common Shares that are issuable from treasury to settle SUs and DSUs under the SU Plan shall not exceed 1.5% of the aggregate number of the Common Shares issued and outstanding from time to time, calculated on a non-diluted basis on the date of grant.
3.The aggregate number of Common Shares that are issuable at any time to insiders pursuant to awards under the SU Plan and any other treasury based compensation arrangement adopted by the Company (including the Company’s prevailing stock option plan) cannot exceed 10% of the issued and outstanding Common Shares.
4.The aggregate number of Common Shares that may be issued, within a one-year period, to insiders pursuant to awards under the SU Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Common Shares.
5.The aggregate number of Common Shares reserved for issuance to any one person under the SU Plan and any other treasury-based compensation arrangement adopted by the Corporation must not exceed 5% of the then outstanding Common Shares (on a non-diluted basis).
6.The number of Common Shares that are issuable to Non-Employee Directors under the SU Plan and any other equity compensation plan of the Company (excluding Common Shares underlying DSUs issued to Non-Employee Directors in lieu of retainer fees and granted on a value-for-value basis with such retainer fees) shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Common Shares, or (ii) $150,000 worth of Common Shares annually per Non-Employee Director, including other equity awards (of which stock options may not exceed $100,000) granted under any of the Company’s other -equity based compensation plans.
7.The initial value of a SU or DSU will be equal to the “Market Price” of a Common Share as at the date of grant of the SU or DSU. “Market Price” with respect to a Common Share on any date for the purposes of the SU Plan is the volume weighted

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average trading price of the Common Shares for the five preceding trading days on TSX (or NYSE American if the Shares are not listed and posted for trading on TSX).
8.No SU granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the SU was granted.
9.No DSUs may be redeemed prior to the participant’s termination of office or employment nor after December 31st of the year following the year of such termination.
10.Unless otherwise set forth in the particular award agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested SUs and DSUs: issuing Common Shares to the participant from treasury; causing a broker to purchase Common Shares on the TSX for the account of the participant; paying cash to the participant; or a combination of the foregoing. If the Board has not specified a settlement method for an award, settlement would be issuance of Common Shares from treasury.
11.If any settlement date for SUs or DSUs would otherwise occur during a blackout period, the settlement date would be extended to the 10th business day following the end of such blackout period.
12.Unless otherwise determined by the Board, for retainer fees payable to Non-Employee Directors, a Non-Employee Director may elect to receive all or part of retainer fees in the form of DSUs by timely providing an election notice to the Company in accordance with the SU Plan, specifying the percentage of retainer fees in respect of which the Non-Employee Director elects to receive DSUs. Where a Non-Employee Director has elected to receive such deferred fees, the last day of a financial quarter of the Company in which retainer fees are earned shall be deemed the date of grant.
13.Unless otherwise determined by the Board, SUs and DSUs will be credited with dividend equivalents in the form of additional SUs and DSUs, respectively, as of each dividend payment date if and when any normal cash dividends may be paid on Common Shares. Upon the Company paying a dividend on Common Shares, the number of SUs or DSUs in a participant’s account shall be increased by a number equal to: (i) the amount of the dividend paid per Common Share multiplied by (ii) the number of SUs or DSUs in the participant’s account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents, if and when applicable, would vest in proportion to the SUs or DSUs to which they relate and will only be earned to the extent that any time and/or performance-based vesting conditions of SUs or DSUs are met.
14.A participant under the SU Plan may not sell, assign or otherwise dispose of any award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates.
15.In the event of a “Change in Control” (as defined in the SU Plan), and except as otherwise provided by the Board in an award agreement or by resolution, the Board shall take commercially reasonable efforts to have vested or unvested awards continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity (“Alternative Award”), as determined by the Board in its absolute discretion and in conformity with applicable tax provisions, and such awards shall not immediately vest solely as a result of the Change in Control. If the Board is unable to cause awards to be so treated, the Board shall take commercially reasonable efforts to cause all unvested awards as at the effective date of the Change in Control (“CIC Date”) to vest immediately prior to time of the Change in Control and any performance metric(s) will be deemed achieved as determined by the Board, acting reasonably, and to become payable as at such CIC Date.
16.If the Company terminates a participant’s employment for reasons other than for cause or a participant submits a “Resignation for Good Reason” (as defined in the SU Plan) within 12 calendar months after a Change in Control: (a) each vested and effective award or Alternative Award then held by the participant shall remain effective for a period of 12 calendar months from the date of termination or such resignation and, thereafter, any such award or Alternative Award shall expire; and (b) each unvested award or Alternative Award then held by the participant shall become vested upon such termination or such resignation and shall remain effective for a period of 12 calendar months from the date of such termination or such resignation and, thereafter, any such award or Alternative Award shall expire. In such event, these provisions will not apply to participants who are subject to U.S. income tax and the applicable timing of settlement of SUs and DSUs will be as set forth in the SU Plan in any event.
17.Subject to the terms and conditions in a participant's written employment or consulting agreement, or unless otherwise determined by the Board, upon “Termination” (as defined under the SU Plan), SUs and DSUs will be treated as follows:
(i)if the participant’s employment or service with the Company ceases by reason of a “Termination for Cause” (as defined in the SU Plan), all previously credited SUs or DSUs not otherwise settled shall be terminated and forfeited immediately upon notification to the participant of such Termination for Cause; and

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(ii)if the participant's employment or service with the Company ceases by reason of the death, “Disability”, “Retirement”, voluntary resignation or “Termination without Cause” (capitalized terms as defined in the SU Plan), all previously credited and unvested SUs or DSUs shall be terminated and forfeited immediately as of the date of any such event, provided that, in the case of death, Disability or Termination without Cause of the Participant, all SUs and DSUs with time-based vesting previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be deemed vested on a pro rata basis as calculated under the SU Plan. All vested SUs or DSUs shall be settled according to the settlement methods provided in the SU Plan.
18.Shareholder approval shall be required for any amendment that:
(i)removes or exceeds the limits under the SU Plan on participation by insiders,
(ii)increases the maximum number of Common Shares issuable under the SU Plan, either as a fixed number or a fixed percentage of the Company's outstanding capital,
(iii)amends the SU Plan to permit grants of SUs to Non-Employee Directors or amendments that increase limits previously imposed on Non-Employee Director participation,
(iv)allows for the transfer or assignment of awards other than as provided in the SU Plan,
(v)amends the amendment provisions of the SU Plan, or
(vi)otherwise requires shareholder approval under the rules of the TSX or NYSE American, as applicable.
19.Subject to the requirements of the Exchanges, applicable law, and the shareholder approval requirements described in the preceding item 18, the Board may, without shareholder approval, amend or suspend any provision of the SU Plan, or terminate the SU Plan, or amend the provisions of any award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a participant under any award previously granted without the consent of the affected participant. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and the shareholder approval requirements described in the preceding item 18, the Board may make the following types of amendments without seeking shareholder approval:
(i)amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in the SU Plan or to correct or supplement any provision of the SU Plan that is inconsistent with any other provision of the SU Plan,
(ii)amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the TSX and NYSE American),
(iii)changes to the vesting provisions or other restrictions applicable to any award, award agreement or the SU Plan,
(iv)changes to the provisions of the SU Plan, any award or award agreement relating to the expiration of awards, provided that the changes do not entail an extension beyond the original expiry date of such award,
(v)the cancellation of an award,
(vi)amendments necessary to suspend or terminate the SU Plan, or
(vii)any other amendment to the SU Plan or any awards that does not require shareholder approval under the rules of the TSX or NYSE American.
As at December 31, 2023, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares (being a total of 2,204,022 Common Shares as at that date) in connection with SUs or DSUs that were outstanding or that may be awarded in the future, and:
a.no outstanding SUs or DSUs had been settled in Common Shares;
b.the total number of Common Shares underlying outstanding unvested SUs or vested DSUs awarded under the SU Plan was 616,562 (235,437 for unvested RSUs, 153,125 for unvested PSUs, and 228,000 for vested DSUs), representing, in the aggregate, less than 1% of the then issued and outstanding Common Shares; and
c.the total number of Common Shares that may be the subject of SUs or DSUs to be awarded under the SU Plan was 1,587,460, representing 1.08% of the then issued and outstanding Common Shares.
The annual burn rate under the SU Plan is set out under “Securities Authorized for Issuance under Equity Compensation Plans - Annual Burn Rate”.

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Further to the above-mentioned policies of the TSX regarding security based compensation arrangements which do not have a fixed maximum aggregate number of securities issuable thereunder, the Company must obtain reconfirmation of the SU Plan by obtaining further shareholder approval of the grant of unallocated awards under the SU Plan by June 15, 2024 or such later date as may be permitted by the TSX.
At the Meeting, shareholders will be asked to pass an ordinary resolution to reconfirm the SU Plan (the “SU Plan Resolution”) by approving the unallocated awards that may be grantable under the SU Plan, as follows:
“BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:
1.All unallocated awards grantable under the Company’s Equity Share Unit Plan are hereby approved.
2.The unallocated awards grantable under the Company’s Equity Share Unit Plan shall be re-approved by the shareholders of the Company on or before June 12, 2027, or such later date as may be permitted by the Toronto Stock Exchange.
3.The Board of Directors of the Company is hereby authorized to make any revisions to the Equity Share Unit Plan if and as required by the Toronto Stock Exchange and NYSE American in order to give effect to this resolution.
4.Any one director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute and deliver or cause to be executed and delivered all such documents, and to do or cause to be done all acts and things, as such person may determine to be necessary or advisable to give full effect to or carry out the forgoing resolution.”
A simple majority of the votes cast at the Meeting (in person or by proxy) is required in order to pass the above resolution. If the requisite shareholder approval is not obtained, no future awards of securities may be made under the Equity Share Unit Plan and any previously granted securities which have been cancelled may not be re‑granted under the Equity Share Unit Plan; however, any securities which are issued and outstanding immediately prior to the Meeting will remain exercisable by the holder thereof.
The Board recommends that shareholders vote FOR the SU Plan Resolution. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the management-designated proxyholders intend to vote FOR the SU Plan Resolution.
2023 Equity Participation Targets and Awards
The LTIP targets of the NEOs for the year 2023 were pre-established as follows:

NEO	LTIP Target % of base salary
N. Eric Fier – CEO	140%
Chris Ritchie – President	110%
Anne Yong – CFO	90%
Cliff Lafleur – VP, Operations	90%
Tara Hassan - VP, Corporate Development	90%
In February 2024, in connection with 2023 performance, the Board, on the recommendation by the Compensation Committee, granted options, PSUs and RSUs to NEOs. For Mr. Lafleur and Ms. Hassan, the Company granted an additional 100,000 options to each above their LTIP Target of 90% as part of a special incentive program.
The LTIP value granted in 2023 for options, PSUs and RSUs are as follows:

NEO	% PSU	% RSU	% Options	% LTIP Total
N. Eric Fier – CEO	50%	25%	25%	100%
Chris Ritchie – President	50%	25%	25%	100%
Anne Yong – CFO	50%	25%	25%	100%
Cliff Lafleur – VP, Operations	50%	25%	25%	100%
Tara Hassan - VP, Corporate Development	50%	25%	25%	100%

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2024 Annual General Meeting of Shareholders

The following options were awarded to the NEOs for performance in 2023:

Named Executive Officer and Position	Number of Options Granted(1)(2)	Exercise Price	Grant Date Fair Value of Options ($)(3)	Expiration Date
N. Eric Fier – CEO	65,500	$7.43	224,010	Feb. 1, 2029
Chris Ritchie – President	38,600	$7.43	132,012	Feb. 1, 2029
Anne Yong – CFO	23,000	$7.43	78,660	Feb. 1, 2029
Cliff Lafleur – VP, Operations	123,000	$7.43	420,660	Feb. 1, 2029
Tara Hassan - VP, Corporate Development	123,000	$7.43	420,660	Feb. 1, 2029
(1)Granted on February 1, 2024 for performance in fiscal 2023.
(2)Options vest over a three-year period with one-third vesting after each of one year, two years, and three years after the grant date, respectively.
(3)Grant Date Fair Value of Options is based on a Black-Scholes value calculated using the exercise price listed in this table. Additional Black-Scholes weighted average assumptions for these options granted include:

February 1, 2024
Risk free rate	3.56
Volatility estimate	55.92%
Expected life	4 years
Expected forfeiture rate	1%
Dividend rate	Nil
Per option value	3.42
This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.
The following RSUs were granted to the NEOs for performance in 2023:

Named Executive Officer and Position	Number of RSUs Granted(1)	Grant Date Fair Value of RSUs(2)
N. Eric Fier – CEO	59,200	$448,144
Chris Ritchie – President	34,900	$264,193
Anne Yong – CFO	20,800	$157,456
Cliff Lafleur – VP, Operations	20,800	$157,456
Tara Hassan – VP, Corporate Development	20,800	$157,456
(1)These RSUs were granted on February 1, 2024 for performance in fiscal 2023.
(2)Grant date fair value of these RSUs is calculated based on per unit price of $7.57, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date. These RSUs vest over a three-year period, with one-third of the RSUs vesting after each of the first, second and third anniversaries of the grant date.

The following PSUs were granted to the NEOs for performance in 2023:

Named Executive Officer and Position	Number of PSUs Granted		Grant Date Fair Value of PSUs ($)		Aggregate Grant Date Fair Value of PSUs ($)
	2023-02-15(1)	2024-02-01(2)	2023-02-15(1)	2024-02-01(2)
N. Eric Fier – CEO	9,375	29,600	$68,250	$224,072	$292,322
Chris Ritchie – President	7,500	17,400	$54,600	$131,718	$186,318
Anne Yong – CFO	3,750	10,400	$27,300	$78,728	$106,028
Cliff Lafleur – VP, Operations	11,250	10,400	$81,900	$78,728	$160,628
Tara Hassan – VP, Corporate Development	3,750	10,400	$27,300	$78,728	$106,028
(1)Grant date fair value of PSUs granted on February 15, 2023 is calculated based on per unit price of $7.28, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date. These PSUs will fully

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vest on December 31, 2023. The performance condition for these PSUs related to the completion of the ramp-up of the Las Chispas mine by the vesting date, which has been met.
(2)Grant date fair value of PSUs granted on February 1, 2024 is calculated based on per unit price of $7.57, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date. The actual number of Common Shares underlying these PSUs upon vesting of the PSUs on the third anniversary of the grant date may range from 0% to 200% of the number of PSUs granted based on relative total shareholder return against designated peer group of companies over a three-year performance period. For PSU grants made on February 1, 2024, performance is based on relative total shareholder return against a designated peer group of companies over a three-year performance period. Those peers include:

•Calibre Mining Corp.	•Lundin Gold Inc.
•Dundee Precious Metals Inc.	•MAG Silver Corp.
•Endeavour Silver Corp.	•New Gold Inc.
•Ero Copper Corp.	•Orla Mining Ltd.
•Fortuna Silver Mines Inc.	•Torex Gold Resources Inc.
•Gatos Silver Inc.	•Victoria Gold Corp.
•Hecla Mining Co.	•Wesdome Gold Mines Ltd.
Performance relative to peers will determine the final number of PSUs to vest at the end of the three-year performance period under the following structure.

Level of Performance	Ranking within Peer Group	PSU Vesting Multiplier
Maximum	75th Percentile or Higher	200%
Target	50th Percentile	100%
Threshold	25th Percentile	50%
Below Threshold	Below 25th Percentile	—%
Executive Share Ownership Guidelines
In March 2020, as amended February 2022, the Board adopted a guideline requiring the CEO, President, COO and CFO of the Company to meet and maintain minimum share ownership requirements as follows:
•CEO – three times the annual base salary
•President, COO and CFO – two times annual base salary
The required holdings may be satisfied through holdings of Common Shares and/or any securities exchangeable or redeemable into Common Shares. The compliance with the executive share ownership guideline will be assessed at the beginning of each year (the “determination date”). Securities beneficially owned, controlled directly or indirectly will be valued at their current market value based on the 5-day volume weighted average trading price of the Company’s shares on the TSX preceding the determination date.
All of the foregoing executive officers have five years from the effective date of the policy to comply.
The table below outlines the equity ownership of each of the four executive officers covered by the guidelines as of December 31, 2023 and April 18, 2024.

Executive Officer	Equity Ownership at December 31, 2023		Total Equity At-Risk(2)(5)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares(1)
N. Eric Fier (CEO)	4,010,075	70,208	$35,457,659	$1,920,000	Yes
Chris Ritchie (President)	710,900	43,500	$6,555,736	$960,000	Yes
Pierre Beaudoin (former COO)	240,950	58,500	$2,602,221	$960,000	Yes
Anne Yong (CFO)	170,596	26,083	$1,709,141	$700,000	Yes
(1)Stock options granted are not included in measuring share ownership. Total includes Common Shares ($44,601,607), RSUs ($790,060) and PSUs ($933,089) valued at 100%.

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2024 Annual General Meeting of Shareholders

(2)Calculated using closing price of $8.69 for the Common Shares on TSX on December 31, 2023.
(3)Mr. Beaudoin retired as COO effective January 31, 2024 and was appointed to the BOD on February 1, 2024.
(4)The above table excludes grants on February 1, 2024 that relates to fiscal 2023.
(5)Mr. Fier’s total includes Common Shares ($34,847,552), RSUs ($309,216) and PSUs ($300,891) valued at 100%.

Executive Officer	Equity Ownership at April 18, 2024		Total Equity At-Risk(2)(3)	Share Ownership Requirement	Meets Share Ownership Guidelines
	Common Shares	Securities Exchangeable/ Redeemable into Common Shares(1)
N. Eric Fier (CEO)	2,010,075	136,049	$22,319,690	$1,968,000	Yes
Chris Ritchie (President)	710,900	80,300	$8,228,480	$984,000	Yes
Anne Yong (CFO)	170,596	48,366	$2,277,205	$717,500	Yes
(1)Stock options granted are not included in measuring share ownership. Total includes Common Shares ($30,072,338), RSUs ($1,643,876) and PSUs ($1,109,160) valued at 100%.
(2)Calculated using closing price of $10.40 for the Common Shares on TSX on April 18, 2024.
(3)Mr. Fier’s total includes Common Shares ($20,904,780), RSUs ($844,470) and PSUs ($570,440) valued at 100%.
Performance Graph
The graph below compares the total cumulative shareholder return for $100 invested in Common Shares of the Company for the Company’s five most recently completed financial years commencing from January 1, 2019 at the opening of trading to December 31, 2023, with the cumulative total return of the S&P TSX Composite Index and the VanEck Vectors Junior Gold Miners ETF (GDXJ). The graph also shows the relationship between shareholder value and total compensation for the CEO over the same period, for the purposes of comparing compensation to performance.
When viewing the graph below, note that:
▪Total Reported Compensation and Total Realizable Compensation figures for 2019 to 2023 represent compensation for the Company’s CEO.
▪Total Reported Compensation for each year represents the aggregate of the total compensation for the CEO as presented in the Summary Compensation Table for each year, inclusive of the grant date fair value of stock option, RSU and PSU grants.
▪By comparison, Total Realizable Compensation (the sum total of salary, short-term incentive paid and the realized/realizable value of stock option, RSU and PSU grants for each year) represents the realizable compensation for the CEO for 2019 to 2023, as of December 31, 2023, assuming all PSU grants vest at target.
▪As shown in the chart below, the Total Realizable Compensation for the Company’s CEO has generally moved in alignment with shareholder returns over the past five years, given the significant value created for shareholders of 117.8%% as at December 31, 2023. Certain stock option grants are currently out-of-the-money or only slightly in-the-money which causes Total Realizable Compensation for the CEO in many of the last five years to be well below Total Reported Compensation, which was based off a Black-Scholes estimate of potential future value in that year. Total Reported Compensation has generally increased in recent years due to the Company’s evolution from exploration to construction and finally to production. This has led to an increasing role and responsibilities for the CEO over time and thus a higher compensation package.

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2024 Annual General Meeting of Shareholders

	2018	2019	2020	2021	2022	2023
Total Reported Compensation	1,197,112	1,510,141	1,271,608	1,536,960	2,092,358	2,238,076
Total Realizable Compensation	1,456,000	691,250	770,620	941,878	1,113,896	1,100,478
SilverCrest Metals Inc.	100.00	219.80	355.64	250.63	203.01	217.79
S&P-TSX Composite Index	100.00	122.88	129.76	162.32	152.83	170.79
VanEck Junior Miners ETF	100.00	133.73	170.93	133.58	122.45	128.23
(1)Return is based on an indexed performance.
A significant portion of the NEO’s total compensation has been tied to equity-based awards (mainly stock options, but in recent years also RSUs and PSUs) which are considered at risk and long-term performance based. Total compensation has been designed by the Board to ensure alignment with shareholder values and to award the achievement of short- and long-term company objectives. Given the significant value created for shareholders over the past five years, similar to the CEO, NEO compensation has also moved in alignment with shareholder returns. It should be noted that with the overall decrease in Company share price since 2020,, Total Realizable Compensation is lower than Total Reported Compensation as stock options are currently out-of-the-money and RSU/PSU values are generally lower than grant date fair values.

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2024 Annual General Meeting of Shareholders

Summary Compensation Table
The following table is a summary of compensation paid to the Named Executive Officers in respect of the Company’s financial years ended December 31, 2023, 2022 and 2021.

Name and Principal Position	Year	Salary ($)	Share-based awards(2) ($)	Option-based awards(1) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen-sation ($)	Total compen-sation ($)
					Annual incentive plans(3)	Long-term incentive plans
N. Eric Fier CEO	2023	640,000	740,466	224,010	633,600	Nil	Nil	(4)	2,238,076
	2022	545,833	540,676	446,489	559,360	Nil	Nil	(4)	2,092,358
	2021	475,000	147,715	447,097	466,878	Nil	Nil	(4)	1,536,690
Chris Ritchie President	2023	480,000	450,511	132,012	378,240	Nil	Nil	(4)	1,440,763
	2022	405,000	340,486	263,314	362,880	Nil	Nil	(4)	1,371,680
	2021	350,000	85,770	263,619	276,010	Nil	Nil	(4)	975,374
Anne Yong CFO	2023	350,000	263,484	78,660	197,400	Nil	Nil	(4)	889,544
	2022	316,167	196,797	157,416	192,360	Nil	Nil	(4)	862,740
	2021	285,000	61,945	200,350	169,051	Nil	Nil	(4)	716,329
Cliff Lafleur VP, Operations	2023	350,000	318,084	420,660	203,700	Nil	Nil	(4)	1,292,444
	2022	298,667	234,269	157,416	195,300	Nil	Nil	(4)	885,652
	2021	113,333	47,650	561,076	56,954	Nil	Nil	(4) 40,000(5)	819,000
Tara Hassan VP, Corporate Development	2023	350,000	263,484	420,660	204,330	Nil	Nil	(4)	1,238,474
	2022	291,667	196,797	157,416	193,830	Nil	Nil	(4)	839,710
	2021	250,000	52,400	162,389	123,694	Nil	Nil	(4)	588,483
(1)Options granted to NEOs in February 2024 were based on 2023 performance and therefore reported under year 2023. The grant date fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, with the following weighted average assumptions:

	2021	2022	2024
Exercise price	$9.83	$8.50	7.43
Risk free rate	1.12%	3.06%	3.56
Volatility estimate	55.50%	55.50%	55.92%
Expected life	4 years	4 years	4 years
Expected forfeiture rate	1%	1%	1%
Dividend rate	Nil	Nil	Nil
Per option value	$4.22	$3.82	3.42
This methodology was chosen to be consistent with the fair value as determined in accordance with international accounting standards.
(2)Share-based awards granted to NEOs in February 2024 were based on 2023 performance and therefore reported under year 2023. For 2023, represents aggregate grant fair value of PSUs granted on February 15, 2023 based on a grant value per unit of $7.28 and PSUs and RSUs granted on February 1, 2024 based on a grant value per unit of $$7.57. For 2022, represents aggregate grant date fair value of PSUs granted on September 1, 2022 based on a grant value per unit of $7.49 and PSUs and RSUs granted on December 16, 2022 based on a grant value per unit of $8.85. For 2021, represents aggregate grant date fair value of RSUs granted on December 21, 2021 based on a grant value per unit of $9.53. The grant values per unit represent the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the respective grant dates.
(3)Amounts under this column were paid as a performance bonus to each NEO or the NEO’s management company.
(4)The aggregate amount of perquisites and other personal benefits, securities or property paid to each NEO or to the NEO’s management company did not exceed the lesser of $50,000 and 10% of each NEO’s salary or NEO’s management company’s consulting fee for the financial year.
(5)Mr. Lafleur was appointed VP, Technical Services on July 26, 2021 and was paid a $40,000 signing bonus.

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2024 Annual General Meeting of Shareholders

Compensation to Financial Metric
The following table is a summary of total compensation paid to the Named Executive Officers in respect of the Company’s financial year ended December 31, 2023 in comparison to revenue earned by the Company in the year.

NEO	2023 Total Compensation	% of Revenue
N. Eric Fier – Chief Executive Officer	$2,238,076	0.9%
Chris Ritchie – President	$1,440,763	0.6%
Anne Yong – Chief Financial Officer	$889,544	0.4%
Cliff Lafleur – VP, Operations	$1,292,444	0.5%
Tara Hassan - VP, Corporate Development	$1,238,474	0.5%
Total for all NEOs	$7,099,301	2.9%
Incentive Plan Awards
Outstanding share-based awards and option-based awards
The following table sets forth all option-based awards and share-based awards outstanding at the end of or in respect of the financial year ended December 31, 2023 with respect to the Named Executive Officers.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested(8) (#)	Market or payout value of share-based awards that have not vested(9) ($)	Market or payout value of vested share-based awards not paid out or distributed(10) ($)
Eric Fier	125,000	(2)	$8.21	04-Sep-24	$60,000	136,049	1,182,266	200,199
	125,000	(2)	$8.24	19-Dec-24	$56,250
	111,000	(3)	$10.87	25-Feb-26	$—
	106,000	(5)	$9.79	21-Dec-26	$—
	117,000	(6)	$8.50	16-Dec-27	$22,230
	65,500	(7)	$7.43	01-Feb-29	$82,530
Chris Ritchie	100,000	(2)	$8.21	04-Sep-24	$48,000	80,300	697,807	135,415
	100,000	(2)	$8.24	19-Dec-24	$45,000
	72,000	(3)	$10.87	25-Feb-26	$—
	62,500	(5)	$9.79	21-Dec-26	$—
	69,000	(6)	$8.50	16-Dec-27	$13,110
	38,600	(7)	$7.43	01-Feb-29	$48,636
Anne Yong	75,000	(2)	$8.21	04-Sep-24	$36,000	48,366	420,301	77,779
	75,000	(2)	$8.24	19-Dec-24	$33,750
	47,000	(3)	$10.87	25-Feb-26	$—
	47,500	(5)	$9.79	21-Dec-26	$—
	41,250	(6)	$8.50	16-Dec-27	$7,837
	23,000	(7)	$7.43	01-Feb-29	$28,980

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Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested(8) (#)	Market or payout value of share-based awards that have not vested(9) ($)	Market or payout value of vested share-based awards not paid out or distributed(10) ($)
Cliff Lafleur	100,000	(4)	$9.97	26-Jul-26	$—	47,866	415,956	139,839
	325,000	(5)	$9.79	21-Dec-26	$—
	41,250	(6)	$8.50	16-Dec-27	$7,837
	123,000	(7)	$7.43	01-Feb-29	$154,980
Tara Hassan	100,000	(2)	$12.53	14-Sep-25	$—	47,700	414,513	72,023
	11,000	(3)	$10.87	25-Feb-26	$—
	57,000	(5)	$9.79	21-Dec-26	$—
	41,250	(6)	$8.50	16-Dec-27	$7,837
	123,000	(7)	$7.43	01-Feb-29	$154,980
(1)Represents the difference between the market value of the Common Shares underlying the options on December 31, 2023 (based on $8.69 closing price of the Common Shares on the TSX on that date).
(2)As at December 31, 2023, these stock options were fully vested.
(3)As at December 31, 2023, two-third of these stock options had vested, and one third would vest on February 25, 2025.
(4)Mr. Lafleur joined the Company in July 2021. These stock options were granted pursuant to Mr. Lafleur’s executive employment agreement. As at December 31, 2023, two-third of these stock options had vested, and one third would vest on July 26, 2024.
(5)As at December 31, 2023, two-third of these stock options had vested, and one third would vest on December 21, 2024.
(6)As at December 31, 2023, one-third of these stock options had vested, and one third would vest on December 16, 2024 and December 16, 2025.
(7)The number of options awarded on February 1, 2024, was in relation to fiscal 2023 performance, therefore included in the table above. As at December 31, 2023, one-third of these stock options would vest on each February 1, 2025, February 1, 2026 and February 1, 2027.
(8)As at December 31, 2023, the number of share units indicated represents RSUs and PSUs granted to the NEOs that had not vested. All RSUs and PSUs granted to the NEOs are governed by the SU Plan. This includes a number of RSUs and PSUs awarded on February 1, 2024 in relation to performance to fiscal 2023 as such included in the above table. The RSUs granted vest over a three-year period, with one-third of the RSUs vesting after each of the first, second and third anniversaries of the grant date. For an aggregate of 78,200 PSUs that were granted on February 1, 2024 to NEOs, the actual number of Common Shares underlying these PSUs upon vesting of the PSUs on the third anniversary of the grant date may range from 0% to 200% of the number of PSUs granted based on relative total shareholder return against designated peer group of companies over a three-year performance period.
(9)Represents the market value of the share-based awards on December 31, 2023 (based on $8.69 closing price of the Common Shares on the TSX on that date).
(10)Market value of awards not settled as of December 31, 2023 were settled on February 1, 2024, represents actual settlement.
Incentive plan awards – value vested or earned during the year
The following table sets forth the value of option-based awards and share-based awards which vested during 2023, and the value of non-equity incentive plan compensation (i.e. performance bonuses) earned during 2023 with respect to the Named Executive Officers.

Named Executive Officer	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
N. Eric Fier	$—	$311,295	$633,600
Chris Ritchie	$—	$224,365	$633,600
Anne Yong	$—	$122,284	$378,240
Cliff Lafleur	$—	$228,269	$203,700
Tara Hassan	$—	$116,428	$204,330
(1)Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.

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(2)Value based on the closing price of the Common Shares on the TSX on the vesting date.
Incentive plan awards – value exercised during the year

Named Executive Officer	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value Realized
N. Eric Fier	250,000	3.24	7.34	1,024,750
Chris Ritchie	202,500	3.24	7.09	780,481
Anne Yong	125,000	3.24	7.50	532,500
Total	577,500			2,337,731
Employment and Consulting Agreements / Termination and Change of Control Benefits
The Company has entered into an employment or consulting agreement with each of its NEOs or the NEO’s management company that include termination and change of control provisions.
N. Eric Fier (through Maverick Mining Consultants Inc.)
The Company has a management consulting agreement effective October 1, 2015 (the “Maverick Agreement”), with Maverick Mining Consultants Inc. (“Maverick”), a company wholly-owned by N. Eric Fier, whereby the Company retained Maverick to provide executive, managerial and consulting services to the Company and, in particular, to provide the services of Mr. Fier as an executive officer of the Company. In consideration for the services provided under the Maverick Agreement, the Company agreed to pay consulting fees (as recommended by the Compensation Committee) plus applicable taxes, payable in equal monthly instalments, subject to increases as the Board in its discretion may determine from time to time. The Maverick Agreement is automatically renewable for consecutive one-year terms.
Maverick can terminate the Maverick Agreement by giving three months’ written notice to the Company. The Company may terminate the Maverick Agreement with immediate effect upon written notice to Maverick:
(1)in the event of a material breach by Maverick of any of Maverick’s obligations; or
(2)for any reason other than a material breach by Maverick, provided that the Company shall pay to Maverick a termination payment equal to one and one-half (1.5) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in respect of the Company’s most recently completed financial year.
If the Company undergoes a change of control (as defined in the Maverick Agreement) and either: (a) within six months after the date of the change of control, the Company delivers written notice to Maverick terminating the Maverick Agreement; or (b) within three months following the date of change of control, Maverick terminates the Maverick Agreement, then the Company shall pay to Maverick a change of control payment equal to two (2) times of both the then applicable base rate per annum payable to Maverick and any bonus paid or payable to Maverick by the Company in the respect of the Company’s most recently completed financial year. Subsequent to year end, the change of control provision in the Maverick Agreement was modified to provide that the change of control benefit would not be triggered if Mr. Fier was offered and accepted the position of chief executive officer of the successor company.
Employment Agreements with Other NEOs
The Company also has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its other NEOs (Anne Yong, Chris Ritchie, Tara Hassan, and Cliff Lafleur) with an indefinite term and provisions (as recommended by the Compensation Committee) regarding base salary, short-term incentives, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Under the terms of each Senior Executive Agreement, the Company may terminate the NEO’s employment for cause (as defined in the Senior Executive Agreement) or without cause. The NEO may terminate the Senior Executive Agreement by giving three months’ written notice to the Company.
If the NEO is terminated without cause, or in the event that the NEO leaves the Company within six months of a change of city from which the Company operates, then the Company shall pay the NEO an amount equal to the aggregate of the following:
(1)in the case of Mr. Ritchie, 12 months of the then annual base salary plus one month per each year of service up to a maximum of 18 months in the aggregate and, in the case of Ms. Yong, Ms. Hassan and Mr. Lafleur, six months of the then annual base salary plus one month per each year of service up to a maximum of 12 months in the aggregate;
(2)the pro rata amount of the previous financial year’s annual bonus; and
(3)the cash equivalent of the Senior Executive’s accrued vacation pay.

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2024 Annual General Meeting of Shareholders

In the event of termination of the Senior Executive’s employment within six months of a change in control (as defined in the Senior Executive Agreement) of the Company, the Senior Executive is entitled to receive an amount equal to the aggregate of the following:
(1)in the case of Mr. Ritchie, 18 months of the then annual base salary and, in the case of Ms. Yong, Ms. Hassan and Mr. Lafleur, 12 months of the then annual base salary plus one month per year of service up to a maximum of 18 months in the aggregate;
(2)the cash equivalent of the NEO’s accrued vacation pay;
(3)pro rata amount of the then current year’s cash bonus (to be determined by the Compensation Committee based on specific target criteria for the current year as agreed to by management and the compensation committee); and
(4)the cash equivalent of one month’s vacation pay.
The Senior Executive Agreement also contains non-competition and non-solicitation clauses effective during the term of employment and effective two years (one year, in the case of Ms. Hassan and Mr. Lafleur) and 12 months, respectively, following the termination of the Senior Executive Agreement.
Summary of Termination Payments
The table below summarizes the estimated incremental payments related to termination scenarios under the Maverick Agreement and each Senior Executive Agreement assuming the events occurred on December 31, 2023.

Termination without Cause
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	$960,000	$950,400	$—	$1,910,400
Chris Ritchie	$720,000	$567,360	$40,000	$1,327,360
Anne Yong	$350,000	$197,400	$29,167	$576,567
Cliff Lafleur	$245,959	$143,148	$29,167	$418,274
Tara Hassan	$271,130	$158,286	$29,167	$458,583

Change of Control
Name	Base Salary ($)	Annual Incentive ($)	Other ($)	Total ($)
N. Eric Fier (Maverick)	$1,280,000	$1,267,200	$—	$2,547,200
Chris Ritchie	$720,000	$567,360	$63,974	$1,351,334
Anne Yong	$525,000	$296,100	$52,723	$873,823
Cliff Lafleur	$420,959	$244,998	$48,012	$713,969
Tara Hassan	$446,130	$260,451	$49,695	$756,276
Upon a Change of Control (as defined in the Option Plan), unvested options do not vest automatically; however, the Board will make commercially reasonable efforts to cause all unvested options as at the effective date of the Change of Control to vest immediately prior to time of the Change of Control. In addition, pursuant to the terms of the Option Plan, if within 90 days of the completion of a Change of Control, the Board (or such committee of the Board that the Board has designated to administer the Option Plan) determines that such event would constitute a “constructive dismissal” (as such term is defined pursuant to common law) with respect to an option holder and, within 90 days or such other period of time that the Board determines following the date of such “constructive dismissal”, such option holder’s employment with the Company is terminated (whether at the discretion of the option holder or otherwise) all unvested options shall vest and be exercisable according to the schedule set out in the Option Plan.
Pension Plan Benefits
The Company does not have a pension plan or deferred compensation plan.
Director Compensation
Prior to 2019, the Non-Employee Directors of the Company were primarily compensated by way of stock options and directors’ fees. In 2020, cash settled Old DSUs, as described below, were granted to Non-Employee Directors. In 2021, DSUs under the SU plan, as described below, were granted to Non-Employee Directors.

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2024 Annual General Meeting of Shareholders

Deferred Share Unit Plan (Old DSUs)
In December 2019, the Board adopted the Deferred Share Unit Plan (the “Old DSU Plan”) under which Old DSUs were awarded. The objectives of the Old DSU Plan were to promote a greater alignment of interests between Non-Employee Directors and the shareholders of the Company and to provide a compensation system for Non-Employee Directors that, together with any other compensation mechanism of the Company, reflected the responsibility, commitment and risk accompanying Board membership. Further to the adoption of the Company’s SU Plan in June 2021, the Company ceased to award any Old DSUs under the Old DSU Plan.
While the Old DSU Plan was in effect, the Board could, at its complete discretion, award such number of Old DSUs to an eligible Non-Employee Director as the Board deemed advisable to provide the Non-Employee Director with appropriate equity-based compensation for the services the Non-Employee Director rendered to the Company.
The Board determined the date on which such Old DSUs were granted and the date as of which such Old DSUs would be credited to a Non-Employee Director’s account. The Board also determined, in its sole discretion, in connection with each grant of Old DSUs such other terms and conditions of the Old DSUs covered by any grant. The award of Old DSUs to a Non-Employee Director was evidenced by a written agreement between the Company and the Non-Employee Director. Unless otherwise determined by the Board, Old DSUs vested immediately and a Non-Employee Director’s entitlement to payment of such Old DSUs was not subject to satisfaction of any requirements as to any minimum period of membership on the Board.
Each Old DSU awarded entitles the recipient to receive cash equal to the current market value of the equivalent number of Common Shares. All Old DSUs granted vested immediately and became payable upon the earliest of (i) the date of voluntary resignation or retirement of the Non-Employee Director from the Board; (ii) the date of death of the Non-Employee Director; and (iii) the date of removal of the Non-Employee Director from the Board whether by shareholder resolution, failure to achieve re-election or otherwise, and on which date the Non-Employee Director is not an employee or director of the Company or any of its affiliates.
In the event that an Old DSU holder’s termination date is concurrent with, or within six months following a change of control, the Old DSU holder shall receive a payment in cash of an aggregate amount equal to the greater of (a) the amount payable equal to the current market value of the equivalent number of Common Shares and (b) the product of (i) the price attributed to the shares in connection with the transaction resulting in the change of control (or the fair market value of a share at the time of such transaction as determined by the Board in good faith if no share price was in fact established for purposes of such transaction) multiplied by (ii) the number of Old DSUs being settled.
Share Unit Plan
In June 2021, the Company’s SU Plan became effective to permit the award of DSUs to Non-Employee Directors under the SU Plan.
In February 2024, the Board granted DSUs under the SU Plan to its Non-Employee Directors in relation to fiscal 2023. The DSUs awarded vested immediately and will become payable in accordance with the terms of the SU Plan. See “Compensation Discussion and Analysis”.
Retainer Fees
Further to the recommendation of the Compensation Committee, for the year ended December 31, 2023, standard compensation arrangements for the Non-Employee Directors of the Company were based on the following and payable in cash on a quarterly basis:

Director Compensation(1)	Chair Annual Retainer	Member Annual Retainer
Board of Directors	$120,000	$75,000
Audit Committee	$20,000	$10,000
Compensation Committee	$15,000	$7,500
Corporate Governance and Nominating Committee	$15,000	$7,500
Safety, Environmental and Social Sustainability Committee	$15,000	$7,500
(1)In addition to cash retainers, Non-Employee Directors also receive DSU grants on an annual basis. On February 1, 2024, the Board Chair was granted $150,000 in DSUs with all other Non-Employee Directors granted $125,000 in relation to fiscal 2023. Please refer to section “Director Compensation Table” for more information.

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2024 Annual General Meeting of Shareholders

Each Non-Employee Director continues to have the ability to elect to defer all or a portion of their cash retainers into DSUs.
Director Share Ownership Guidelines
In March 2020, in support of the Company’s goal of aligning directors’ and shareholders’ interests, the Board adopted director share ownership guidelines. The director share ownership guidelines are for each Non-Employee Directors to maintain share ownership of the Company in an amount equal to three times the Non-Employee Director annual cash retainer (not including the Board Chair annual retainer). The required shareholdings may be satisfied through holdings of Common Shares, outstanding Old DSUs or DSUs and each director is required to meet the guideline within the later of five years from the effective date of the director share ownership guidelines or of being elected. The compliance with the director share ownership guidelines will be assessed at the beginning of each year on the determination date. Securities beneficially owned, controlled directly or indirectly by each director will be valued at their current market value based on the 5-day volume weighted average trading price of the Company’s Common Shares on the TSX preceding the determination date.
The following tables below outline the ownership of each of the Non-Employee Directors covered by the guidelines as of December 31, 2023 and April 18, 2024.

Name	Equity Ownership at December 31, 2023			Total Equity At-Risk(1)	Share Ownership Requirement(2)	Meets Share Ownership Guidelines
	Common Shares	Old DSUs	New DSUs
Laura Diaz	—	15,000	24,500	$343,255	$225,000	Yes
Anna Ladd-Kruger	—	—	23,000	$199,870	$225,000	N/A(3)
Ani Markova	9,400	14,000	24,500	$416,251	$225,000	Yes
Hannes Portmann	40,000	14,000	24,500	$682,165	$225,000	Yes
Graham Thody	75,000	19,500	30,500	$1,086,250	$225,000	Yes
John Wright	325,000	14,000	24,500	$3,158,815	$225,000	Yes
(1)Calculated using closing price of $8.69 for the Common Shares on TSX on December 31, 2023. For Mr. Thody, this represents 2.57x the Total Annual Compensation (Cash Retainer + DSU grant) provided to him in his role as Board Chair.
(2)Share ownership requirement is to maintain the amount at three times the annual Non-Employee Director retainer of $75,000.
(3)Ms. Ladd-Kruger was appointed to the Board on July 11, 2022. Ms. Ladd-Kruger is required to meet the share ownership guideline by July 2027, being five years from her appointment to the Board.

Name	Equity Ownership at April 18, 2024				Total Equity At-Risk(1)	Share Ownership Requirement (2)	Meets Share Ownership Guidelines
	Common Shares	Other(4)	Old DSUs	New DSUs
Laura Diaz	—	—	15,000	41,000	$582,400	$ 225,000	Yes
Anna Ladd-Kruger	—	—	—	39,500	$410,800	$ 225,000	Yes
Ani Markova	9,400	—	14,000	41,000	$669,760	$ 225,000	Yes
Hannes Portmann	40,000	—	14,000	41,000	$988,000	$ 225,000	Yes
Graham Thody	30,000	—	19,500	47,000	$1,003,600	$ 225,000	Yes
John Wright	300,000	—	14,000	44,300	$3,726,320	$ 225,000	Yes
Pierre Beaudoin(3)	115,950	28,000	—	16,500	$1,668,680	$ 225,000	Yes
(1)Calculated using closing price of $10.40 for the Common Shares on TSX on April 18, 2024. For Mr. Thody, this represents 4.06x the Total Annual Compensation (Cash Retainer + DSU grant) provided to him in his role as Board Chair.
(2)Share ownership requirement is to maintain the amount at three times the annual Non-Employee Director retainer of $75,000.
(3)Mr. Beaudoin was appointed to the Board on February 1, 2024. The above information disclosed includes grants in relation to his former role as Chief Operating Officer at the Company.
(4)Mr. Beaudoin holds 15,000 PSUs and 13,000 RSUs as of April 18, 2024 which were previously granted in his former role as Chief Operating Officer at the Company.

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2024 Annual General Meeting of Shareholders

Director Compensation Table
The following table sets forth all amounts of compensation provided to the directors of the Company (other than directors who are Named Executive Officers) during 2023. For directors who are Named Executive Officers, see “Summary Compensation Table” above.

Name	Annual Cash Retainer ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compen-sation ($)	Total compensation ($)
Laura Diaz	94,063	124,905	—	Nil	N/A	Nil	218,968
Anna Ladd-Kruger	94,479	124,905	—	Nil	N/A	Nil	219,384
Ani Markova	107,500	124,905	—	Nil	N/A	Nil	232,405
Hannes Portmann	107,500	124,905	—	Nil	N/A	Nil	232,405
Graham Thody	117,708	124,905	—	Nil	N/A	Nil	242,613
John Wright	125,313	149,886	—	Nil	N/A	Nil	275,199
(1)Amounts represent the fair value of DSUs granted on February 1, 2024 in relation to fiscal 2023 pursuant to the SU Plan. Grant date fair value of these DSUs is calculated based on per unit price of $7.57, representing the volume weighted average trading prices of the Common Shares on the TSX for the five trading days preceding the grant date.
Outstanding share-based awards and option-based awards
The following table sets forth all option-based awards and share-based awards outstanding at the end of 2023 with respect to the directors who are not Named Executive Officers.

Name	Option-based Awards					Share-based Awards
	Number of securities underlying unexercised options (#)		Option exercise price ($)	Option expiry date	Value of unexercised in-the-money options(1) ($)	Number of shares or units of shares that have not vested(3) (#)	Market or payout value of share-based awards that have not vested(3) ($)	Market or payout value of vested share-based awards not paid out or distributed(2) ($)
Laura Diaz	25,000	(4)	$12.63	11-Nov-25	—	16,500	143,385	343,255
Anna Ladd-Kruger	25,000	(5)	$7.31	11-Jul-27	34,500	16,500	143,385	343,255
Ani Markova	80,000	(4)	$4.54	30-May-24	332,000	16,500	143,385	334,565
	6,250	(4)	$8.21	4-Sep-24	3,000
	31,250	(4)	$8.24	19-Dec-24	14,063
Hannes Portmann	37,500	(4)	$8.21	4-Sep-24	18,000	16,500	143,385	212,905
Graham Thody	50,000	(4)	$8.21	4-Sep-24	24,000	16,500	143,385	434,500
John Wright	37,500	(4)	$8.21	4-Sep-24	18,000	19,800	172,062	334,565
(1)Represents the difference between the market value of the Common Shares underlying the options on December 31, 2023 (based on $$8.69 closing price of the Common Shares on the TSX on that date).
(2)The amounts represent the value of outstanding Old DSUs and DSUs as of December 31, 2023, which were fully vested upon granting. The Old DSUs and DSUs are valued using the closing price of the Common Shares on the TSX on December 31, 2023.
(3)The number of DSUs awarded on February 1, 2024, was in relation to fiscal 2023, therefore considered “unvested” as of December 31, 2023. The DSUs awarded on February 1, 2024 are valued using the closing price of the Common Shares on the TSX on December 31, 2023.
(4)As at December 31, 2023, these stock options were fully vested.
(5)Ms. Ladd-Kruger was appointed to the Board on July 11, 2022. These stock options were granted pursuant to Ms. Ladd-Kruger's Non-Employee Director appointment agreement. As at December 31, 2023, one-third of these stock options had vested, and one-third would vest on July 11, 2024 and July 11, 2025.

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2024 Annual General Meeting of Shareholders

Incentive plan awards – value vested or earned during the year
The following table sets forth the value of option-based awards and share-based awards which vested during the year ended December 31, 2023, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2023, with respect to the directors who are not Named Executive Officers.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Laura Diaz	—	343,255	Nil
Anne Ladd-Kruger	4,333	343,255	Nil
Ani Markova	—	334,565	Nil
Hannes Portmann	—	212,905	Nil
Graham Thody	—	434,500	Nil
John Wright	—	334,565	Nil
(1)Represents the aggregate dollar value that would have been realized if the options had been exercised on the vesting date based on the closing price of the Common Shares on the TSX on the vesting date less the exercise price of the options.
(2)Share-based awards are valued at the aggregate dollar value that would have been realized if the Director had retired at December 31, 2023.
(3)DSU granted in February 2024 in relation to fiscal 2023 are not included in the above table.
Incentive plan awards – value exercised during the year

Name	Number of Options Exercised	Exercise Price	Share Price on Exercise Date	Value Realized
Ani Markova	20,000	4.54	$8.91	87,400
Hannes Portmann	37,500	3.24	$7.44	157,500
Graham Thody	100,000	3.24	$7.35	411,000
John Wright	75,000	3.24	$7.01	282,500
Total	232,500			938,400
Securities Authorized For Issuance Under Equity Compensation Plans
The following table sets out information on the Company’s equity compensation plans under which Common Shares are authorized for issuance as at December 31, 2023, at which time there were 146,934,814 Common Shares issued and outstanding.

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2024 Annual General Meeting of Shareholders

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as a % of issued share) (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (Option Plan)(1)	4,105,200	9.16	3,976,214
Equity compensation plans approved by securityholders (SU Plan)(2)	616,562(3)	N/A	1,587,460
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,721,762		5,563,674
___________________________
(1)As at December 31, 2023, the Option Plan authorized the issuance of 5.5% of the then issued and outstanding Common Shares in connection with options that were outstanding or that may be granted in the future.
(2)As at December 31, 2023, the SU Plan authorized the issuance of 1.5% of the then issued and outstanding Common Shares of the Company in connection with share units that were outstanding or that may be granted in the future.
(3)Comprised of 228,000 DSUs, 235,437 RSUs, and 153,125 PSUs then outstanding under the SU Plan.
Annual Burn Rate
The following table sets out the annual burn rate of the Company’s security-based compensation arrangements under which Common Shares are issuable, being the number of securities granted annually under the Option Plan and the SU Plan, expressed as a percentage of the weighted average number of Common Shares outstanding.

Year	Option Plan		SU Plan(1)		Combined		Weighted average common shares outstanding
	Granted	Burn	Granted	Burn	Granted	Burn
2023(2)	685,800	0.47%	661,500	0.45%	1,347,300	0.92%	146,882,486
2022	944,500	0.64%	465,200	0.32%	1,409,700	0.96%	146,645,557
2021(3)	1,562,500	1.10%	149,500	0.10%	1,712,000	1.20%	142,611,288
(1)The SU Plan became effective in June 2021.
(2)A total of 620,800 options, 118,800 DSUs, 380,800 RSUs, 96,900 PSUs granted in February 2024 were in relation to fiscal 2023.
(3)A total of 756,000 options granted in February 2021 were in relation to fiscal 2020.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
As at the date hereof, no director or executive officer of the Company, no proposed nominee for election as a director of the Company, no associate of any such director, executive officer or proposed nominee (including companies controlled by them), no employee of the Company or any of its subsidiaries, and no former executive officer, director or employee of the Company or any of its subsidiaries, is indebted to the Company or any of its subsidiaries (other than for “routine indebtedness” as defined under applicable securities legislation) or is indebted to another entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
No informed person (i.e. insider) of the Company, no proposed director of the Company, and no associate or affiliate of any informed person or proposed director has had any material interest, direct or indirect, in any transaction since January 1, 2023, or in any proposed transaction which has materially affected or would materially affect the Company.

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2024 Annual General Meeting of Shareholders

RELATED PARTY TRANSACTION
The Company discloses its related party transactions in accordance with International Accounting Standards (IAS) 24 Related Party Disclosure. During 2023, the Board reviewed and confirmed the completeness of the related party transactions disclosed in the Company's interim and annual financial statements.
The Board does not believe it requires a standing committee to address related party transactions, however, in the event that the Company was proposed to be involved in a related party transaction that was not exempt under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, the Board anticipates that it would proceed as follows:
•form and appoint members to a special committee of independent/disinterested members of the Board to consider the related party transaction, where the Board believes that the transaction cannot be appropriately considered by the Corporate Governance and Nominating Committee;
•ensure that the mandate of any such special committee generally vests the special committee with full authority to negotiate the terms of the related party transaction, consider other alternative transactions, and consider whether the related party transaction is in the interests of, or fair to, security holders of the Company;
•provide the special committee with access to financial, legal and other advice required in the course of their negotiation and consideration of the related-party transaction; and
•any Board approval of the related party transaction will exclude both non-independent and interested members of the Board.
MANAGEMENT CONTRACTS
No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company directly or through their respective management consulting companies.
OTHER MATTERS
Management of the Company is not aware of any other matters to come before the Meeting other than as set forth in the Notice of the Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed Proxy form to vote the shares represented thereby in accordance with their best judgment on such matter.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.
Financial information relating to the Company is provided in the Company’s financial statements and management’s discussion and analysis for the year ended December 31, 2023, which are available on SEDAR+ and may also be obtained by sending a written request to the Chief Executive Officer of the Company at the Company’s head office located at Suite 501, 570 Granville Street, Vancouver, British Columbia V6C 3P1.
The Board will give appropriate attention to all proper written communications that are submitted by shareholders of the Company. Any shareholder wishing to send communications to the Board, or a specific committee of the Board, should send such communication to the attention of the Chair, Board of Directors at auditcommitteechair@silvercrestmetals.com.
Shareholder engagement are held through attendance of various investor conferences and conference calls are hosted on quarterly basis to discuss operational and financial results. To participate in the conference calls, view announcements details to join at www.silvercrestmetals.com/news/. Past webcasts can viewed at www.silvercrestmetals.com/investors/presentations/. Additionally, questions and comments can be submitted at www.silvercrestmetals.com/investors/information-request/.

DATED as of the 18th day of April, 2024.

BY ORDER OF THE BOARD
“N. Eric Fier”
N. Eric Fier, Chief Executive Officer

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Appendix A
SILVERCREST METALS INC.
EQUITY SHARE UNIT PLAN
(as approved by the Board of Directors on June 3, 2021,
subject to applicable regulatory and shareholder approvals)

1.PURPOSE
The purpose of this Plan is to attract, retain and reward those Eligible Persons who are expected to contribute significantly to the success of the Company, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and the Company’s shareholders and, in general, to further the best interests of the Company.

2.DEFINITIONS AND INTERPRETATION
2.1 Definitions
In this Plan, except as otherwise expressly provided or unless the context otherwise requires, capitalized words and terms will have the following meanings:

(a)“Applicable Withholding Taxes” means any and all taxes and other source deductions or other amounts which the Company may be required by law to withhold in connection with the grant, vesting, exercise or settlement of any Award, hereunder;
(b)“Alternative Award” has the meaning set out in section 12.2(a);
(c)“Award” means any award of Share Units or Deferred Share Units granted under this Plan;
(d)“Award Agreement” means any written agreement, contract or other instrument or document evidencing the terms and conditions on which an Award has been granted under this Plan;
(e)“Blackout Period” means, with respect to any Participant, the period of time when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by such Participant;
(f)“Board” means the board of directors of the Company; provided, however, that if the board of directors delegates or appoints a committee of the Company to perform some or all of the Board’s administrative functions under this Plan, references in this Plan to the “Board” will be deemed to also refer to that committee in connection with matters to be performed by that committee;
(g)“Business Day” means a day on which banks are open for business in Vancouver, British Columbia, but does not include a Saturday, Sunday or statutory holiday in the Province of British Columbia;
(h)“Cause” means, with respect to a particular Employee:
(i)any breach of any written agreement between the Company and the Employee;
(ii)any failure by the Employee to perform assigned job responsibilities in a competent and diligent manner that continues unremedied for a period of 30 days after written notice by the Company to the Employee, and the Employee shall only be entitled to such notice once per calendar year;
(iii)the Employee’s commission of a criminal act, felony or misdemeanor or failure to contest prosecution for a criminal act, felony or misdemeanor;

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Appendix A
(iv)the Company’s reasonable belief that the Employee engaged in a violation of any statute, rule or regulation, any of which, in the judgment of the Company, is harmful to the Company’s business or reputation; or
(v)the Company’s reasonable belief that the Employee engaged in unethical practices, dishonesty or disloyalty.
(i)“Change in Control” means:
(i)the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated Person,
(ii)an amalgamation, arrangement, merger, reorganization or other business combination pursuant to which the holders of the Company’s outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction,
(iii)the sale of all of the Shares to an unrelated Person, or
(iv)the acquisition, directly or indirectly, by any Person or group of Persons acting jointly or in concert (other than the Company or a Person that directly or indirectly controls, is controlled by, or is under common control with, the Company) of beneficial ownership of securities possessing more than 50% of the total combined voting power of the Company’s outstanding securities pursuant to a takeover bid or tender offer made directly to the Company’s securityholders;
(j)“CIC Date” has the meaning set out in section 12.2(b);
(k)“Code” means the United States Internal Revenue Code of 1986, as amended;
(l)“Company” means SilverCrest Metals Inc., and includes its affiliated entities, if the context so requires, and any successor company thereto;
(m)“Consultant” means a person, other than an Employee, Executive Officer or Director of the Company or of a subsidiary of the Company, that:
(i)is engaged to provide services to the Company or a subsidiary of the Company, other than services provided in relation to a distribution of securities;
(ii)provides the services under a written contract with the Company or a subsidiary of the Company;
(iii)spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company; and
(iv)has a relationship with the Company or a subsidiary of the Company that enables the person to be knowledgeable about the business and affairs of the Company or a subsidiary of the Company, and includes:
(v)for an individual Consultant, a corporation of which the individual Consultant is an employee or shareholder, and a partnership of which the individual Consultant is an employee or partner; and
(vi)for a consultant that is not an individual, an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary of the Company;
(n)“Date of Grant” means, for any Award, the date specified by the Board at the time it grants the Award or, if no such date is specified, the actual date upon which the Award was granted;
(o)“Deferred Fees” has the meaning set out in section 9.11(a);

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Appendix A
(p)“Deferred Share Unit” means a share unit for which payment is subject to the Participant’s Termination;
(q)“Director” means a member of the Board;
(r)“Disability” means, unless otherwise defined in the Participant’s employment agreement, any incapacity or inability by the Participant, including any physical or mental incapacity, disease or affliction of the Participant as determined by a qualified medical practitioner or by a court, which has prevented the Participant from performing the essential duties of the Participant (taking into account reasonable accommodation by the Company) for a continuous period of 180 days or for any cumulative period of 365 days in any 18 consecutive months period;
(s)“Election Notice” has the meaning set out in section 9.11(c);
(t)“Eligible Person” means an Employee, an Executive Officer or Consultant and, for the purposes of the Deferred Share Units component of this Plan only, includes a Non‑Employee Director, each as determined by the Board in its absolute discretion;
(u)“Employee” means:
(i)an individual who is considered an employee of the Company or its subsidiary under the Income Tax Act (Canada) (and for whom income tax, employment insurance and CPP deductions must be made at source);
(ii)an individual who works full‑time for the Company or its subsidiary providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source; or
(iii)an individual who works for the Company or its subsidiary on a continuing and regular basis for a minimum amount of time per week providing services normally provided by an employee and who is subject to the same control and direction by the Company over the details and methods of work as an employee of the Company, but for whom income tax deductions are not made at source;
(v)“Exchanges” means the TSX and NYSE American, collectively;
(w)“Executive Officer” means an individual who is (a) a chair or vice‑chair of the Company (unless such individual acts in either position on a part‑time or non‑executive basis), (b) president of the Company or of a subsidiary of the Company, (c) a vice-president in charge of a principal business unit, division or function of the Company or of a subsidiary of the Company, including sales, finance or production, or (d) performing a policy‑making function in respect of the Company or a subsidiary of the Company;
(x)“Insider” means an “insider” as defined by the TSX Company Manual, as amended from time to time;
(y)“Market Price” means, with respect to any particular date, the volume weighted average trading price for the Shares on TSX (or on NYSE American if the Shares are not listed and posted for trading on TSX) on the five Trading Days immediately preceding the date. If the Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of the Shares as determined by the Board in its sole discretion, acting reasonably and in good faith;
(z)“Material Information” means any information relating to the business and affairs of the Company that results in or would reasonably be expected to result in a significant change in the market price or value of any of the Company’s listed securities;
(aa)“Non‑Employee Director” means a Director who, at the relevant time, is not: (i) an Employee of the Company; (ii) an Executive Officer of the Company, or (iii) a Consultant to the Company.

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Appendix A

(bb)
“NYSE American” means NYSE American LLC or, if the Shares are not then listed and posted for trading on NYSE American, any reference to NYSE American herein should be interpreted as referring to such stock exchange or trading market in the United States on which the Shares are listed and posted for trading or quoted as may be selected for such purpose by the Board;

(cc)	“Participant” means an Eligible Person designated to be granted an Award under this Plan;

(dd)
“Person” includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator or other legal representative;

(ee)	“Plan” means this Equity Share Unit Plan, as the same may from time to time be supplemented or amended;

(ff)	“Redemption Date” has the meaning set out in section 9.5;

(gg)	“Redemption Notice” has the meaning set out in section 9.5;

(hh)
“Resignation for Good Reason” means, in the context of a Change in Control, the resignation of a Participant following the occurrence of any of the following condition(s), without the prior written consent of the Participant, which condition(s) remain in effect for more than 30 days after written notification by the Participant to the Company (such notification to be made within a period not to exceed 90 days from the initial existence of the condition):

(i) a material diminution in the Participant’s duties, or responsibilities, or assignment to the Participant of duties not commensurate with the Participant’s position;

(ii) a reduction in the salary (other than pursuant to an across‑the‑board reduction applicable to all similarly situated Participants);

(iii) any requirement by or directive from the Company or any of its affiliates that the Participant relocate the Participant’s principal residence; or

(iv) if applicable, any other material breach of a provision of an employment agreement by the Company;

(ii)
“Retainer Fees” means the cash award portion of a Director’s annual fees payable in respect of serving as a Director, including the annual Board retainer fees, annual Board committee retainer fees, meeting attendance fees, and supplemental fees for serving as chair of the Board or a Board committee;

(jj)
“Retirement” means retirement from active service with the Company in accordance with the Company’s policies in place from time to time, or, for the purposes of this Plan, with the consent of the relevant Executive Officer, as may be designated by the Board, upon the completion of such years of service as the Board may specify and in the case of a Consultant, retirement shall mean the end of term of service, as per the applicable consulting agreement;

(kk)	“Separation from Service” means a separation from service under Section 409A of the Code;

(ll)	“Share Unit” means any share unit, including a restricted share unit and performance share unit (but excluding a Deferred Share Unit) granted under section 6 of this Plan;

(mm)	“Shares” means common shares in the capital of the Company;

(nn)	“Terminated Deferred Remuneration” has the meaning set out in section 9.11(d);

(oo)
“Termination” means the termination of the office or employ of a Participant with the Company, including the termination of Board assignment, termination of employment, death, Disability, a dismissal or Retirement, provided that, for U.S. Taxpayers, Termination means the Participant’s Separation from Service;

(pp)	“Termination Date” means the date on which a Termination occurs;

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Appendix A

(qq)	“Termination Notice” has the meaning set out in section 9.11(d);

(rr)	“Trading Day” means any date on which TSX or NYSE American, as the case may be, is open for the trading of Shares and on which Shares are actually traded;

(ss)
“TSX” means the Toronto Stock Exchange or, if the Shares are not then listed and posted for trading on TSX, any reference to TSX herein should be interpreted as referring to such stock exchange in Canada on which the Shares are listed and posted for trading as may be selected for such purpose by the Board;

(tt)	“United States” means “United States” as defined under Regulation S of the U.S. Securities Act;

(uu	“U.S. Person” means a “U.S. person” as defined under Regulation S of the U.S. Securities Act;

(vv)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(ww)	"U.S. Taxpayer” means a Participant whose Awards under the Plan are subject to income tax under the Code;

(xx)
“Vesting Date” with respect to Awards of U.S Taxpayers means the date upon which the Award is no longer subject to a substantial risk of forfeiture, whether that occurs by virtue of the satisfaction of vesting conditions set forth in the Plan or Award Agreement, by virtue of the acceleration of vesting pursuant to the terms of the Plan, Award Agreement or other written agreement, or by virtue of the Board’s exercise of discretion to waive vesting conditions or deem them to be satisfied; and

(yy)	“Vested Share Unit” has the meaning ascribed thereto in section 7.1.
2.2 Certain Rules of Interpretation
In this Plan, unless the context otherwise requires:
(a)words importing the singular include the plural and vice versa and words importing any gender include any other gender;
(b)the term “including” means “including without limiting the generality of the foregoing”; and
(c)headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions herein contained.
3.ADMINISTRATION OF PLAN
3.1 Administration of Plan
Subject to Section 16, this Plan will be administered by the Board and the Board has the authority, in its discretion, to do the following (provided, however, that the “Board” for the purposes of sections 3.1(b) and 3.1(d) in connection with Awards for Executive Officers and Non‑Employee Directors shall be, in all instances, the Compensation Committee of the Board):
(a)determine the Eligible Persons to whom grants under this Plan may be made;
(b)make grants of Awards under the Plan (including any combination of Share Units or Deferred Share Units) in such amounts, to such Persons and, subject to the provisions of this Plan, on such terms and conditions as it determines, including, without limitation:
(i)the conditions under which Awards may be granted to Participants;
(ii)the number of Shares to be covered by any Award; and
(iii)the price, if any, to be paid by a Participant in connection with the purchase of Shares covered by any Awards;
(c)establish the form or forms of Award Agreements;
(d)cancel, amend, adjust or otherwise change any Award under such circumstances as the Board may consider appropriate in accordance with the provisions of this Plan;
(e)construe and interpret this Plan and all Award Agreements;

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Appendix A
(f)adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to this Plan;
(g)correct any defect, supply any omission or reconcile any inconsistency in this Plan or in any Award or Award Agreement in the manner and to the extent it deems necessary to carry out the intent of this Plan in accordance with the provisions of this Plan; and
(h)make all other determinations and take all other actions necessary or advisable for the implementation and administration of this Plan.
3.2    Decision of Board Final
Any decision made or action taken by the Board arising out of or in connection with the administration or interpretation of this Plan will be final and binding.
4.SHARES AVAILABLE FOR AWARDS
4.1    Shares Subject to this Plan
The aggregate maximum number of Shares that are issuable to settle Share Units and Deferred Share Units that may settle in treasury Shares granted under this Plan shall not exceed 1.5% of the aggregate number of Shares issued and outstanding from time to time, calculated on a non-diluted basis on the Date of Grant.
At all times, the Company will reserve and keep available a sufficient number of Shares to satisfy the requirements of all outstanding Awards granted under the Plan.
Subject to the rules of the Exchanges, for each Award to be settled in treasury Shares that is so settled, terminates, expires or is cancelled or forfeited, the Shares issued or reserved for each such Award will, to the extent of such settlement, termination, expiration, cancellation or forfeiture, be returned to the Plan reserve and again be available for issuance under this Plan.
4.2    Participation Limits
The grant of Awards under the Plan is subject to the following limitations:
(a)the aggregate number of Shares that are issuable at any time to Insiders pursuant to Awards under this Plan and any other treasury-based compensation arrangement adopted by the Company cannot exceed 10% of the issued and outstanding Shares;
(b)the aggregate number of Shares that may be issued to Insiders under this Plan and any other treasury-based compensation arrangement adopted by the Company within a one-year period cannot exceed 10% of the issued and outstanding Shares;
(c)the aggregate number of Shares reserved for issuance to any one person under this Plan and any other treasury-based compensation arrangement adopted by the Company must not exceed 5% of the then outstanding Shares (on a non-diluted basis); and
(d)the number of Shares that are issuable to Non Employee Directors under this Plan and any other equity compensation plan of the Company, excluding Shares underlying Deferred Share Units issued to Non Employee Directors in lieu of Retainer Fees and granted on a value- for- value basis with such Retainer Fees, shall not at any time exceed (i) in aggregate, 1% of the issued and outstanding Shares at any time and from time to time or (ii) $150,000 worth of Shares annually per Participant who is a Non Employee Director, including other equity awards (of which stock options may not exceed $100,000) granted under any of the Company’s other equity based compensation plans.
4.3    Adjustments
Appropriate adjustments to this Plan and to Awards shall be made, and shall be conclusively determined, by the Board to give effect to adjustments in the number of Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Shares, share dividends to holders of Shares (other than dividends in the ordinary course) or other reorganization of the capital of the Company in accordance with the rules of the Exchanges. Any adjustments to this Plan and to Awards pursuant to this section 4.3 are subject to the review of the Exchanges. Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Board, and any such determination will be binding on the Company, the Participant and all other affected parties.

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Appendix A
4.4    No Fractional Shares
No adjustment or substitution provided for in this section 4 will require the Company to issue a fractional share in respect of any Award and the total substitution or adjustment with respect to each Award will be limited accordingly. No fractional Shares may be purchased or issued under this Plan.
5.ELIGIBILITY
5.1    Eligibility
Any Eligible Person shall be eligible to be a Participant.
5.2    Change in Status
A change in the status, office, position or duties of a Participant from the status, office, position or duties held by such Participant on the date on which an Award was granted to such Participant will not result in the termination of the Award granted to such Participant provided that such Participant remains an Eligible Person.
6.SHARE UNIT AWARDS
6.1    Grants
The Board is hereby authorized to award Share Units to Eligible Persons which, for certainty, excludes Non-Employee Directors. Awards of Share Units will be subject to any combination of time‑based vesting conditions and/or performance-based‑vesting conditions, all as the Board shall determine at the time of awarding the Share Units.
6.2    Restrictions and Vesting
A Share Unit Award will be subject to an Award Agreement containing time‑based and/or performance‑based vesting conditions, timing of settlement and other terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine provided that no Share Unit granted shall vest and be payable after December 31st of the third calendar year following the year of service for which the Share Unit was granted.
6.3    Share Unit Account
A bookkeeping account, to be known as the “Share Unit Account” shall be maintained by the Company for each holder of Share Units, in which the Company shall record all Share Units credited to each holder from time to time. The initial value of a Share Unit will be equal to the Market Price of a Share as at the Date of Grant of such Share Unit.
7.SETTLEMENT OF SHARE UNITS
7.1    Form of Payment
Unless otherwise set forth in the particular Award Agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested Share Units (a Vested Share Unit):
(a)issuing Shares to the Participant from treasury in accordance with section 7.2;
(b)causing a broker to purchase Shares on the TSX for the account of the Participant in accordance with section 7.3;
(c)paying cash to the Participant in accordance with section 7.4; or
(d)a combination of the foregoing.
Where the Board does not specify any settlement method for the Vested Share Units, settlement shall be from treasury as provided in section 7.2.
7.2    Payment in the Form of Newly-Issued Shares
(a)Where the Company issues Shares, the number of Shares that are issuable to the Participant on the relevant date shall be issued by the Company as fully paid Shares in consideration of past services valued by the Board at no less than the Market Price of the number of Shares covered by the relevant Vested Share Units.
(b)For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of Vested Share Units on the relevant date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Market Price as at the relevant settlement date, it being understood however that the

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Appendix A
Participant may elect to pay to the Company sufficient cash amount, as determined by the Company, to cover the Applicable Withholding Taxes and thereafter obtain all Vested Share Units.
(c)Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Vested Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Shares, cash equal to the Market Price as at the relevant vesting date of the fractional Vested Share Units, net of Applicable Withholding Taxes.
7.3    Payment in the Form of Shares Purchased on the TSX
(a)Where Shares are purchased on the TSX to be delivered to the Participant, the Company will remit, in cash, to the relevant broker, the product that results by multiplying (a) the relevant number of Vested Share Units being settled, and (b) the Market Price as at the relevant vesting date, net of Applicable Withholding Taxes. The Company will require the broker to use, within two trading days of the remittance of such funds to the broker, the amount to purchase Shares on the TSX for the account of the Participant. The actual number of Shares purchased by the broker will be that number that the broker is able to purchase with the amount remitted to the broker. Should the funds provided to the broker be insufficient to purchase the total required Shares to settle the Vested Share Units, the Company will provide the broker with funds sufficient to purchase the additional Shares required within two Business Days.
(b)Where the Participant would be entitled to receive a fractional Share in respect of any fractional Vested Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Market Price as at the relevant vesting date net of Applicable Withholding Taxes.
(c)Shares purchased by the broker shall be delivered to the Participant within ten Business Days of the relevant vesting date.
(d)The Company will pay all brokerage fees and commissions arising in connection with the purchase of Shares by the broker in accordance with this Plan.
7.4    Payment in the Form of Cash
Where the Board elects to pay the Vested Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of Vested Share Units to be settled and (b) the Market Price as at the vesting date, net of Applicable Withholding Taxes.
7.5    Timing of Payment
Unless otherwise agreed to by the Participant and the Board, the Company will make the payment in cash, Shares, or a combination thereof, as elected by the Board and calculated in accordance with sections 7.1 to 7.4, to the Participant within ten Business Days of the applicable vesting date. If any payment under the terms of this Plan would otherwise occur during a Blackout Period, the payment date for such Vested Share Units shall be extended to the date which is ten Business Days following the end of such Blackout Period. For greater certainty, Share Units of U.S. Taxpayers will be settled/paid in all cases by March 15th of the year following the calendar year in which the Vesting Date occurred.
8.TREATMENT OF SHARE UNITS UPON TERMINATION
Subject to the terms and conditions in a Participant’s written employment or consulting agreement with the Company, or unless otherwise determined by the Board, on termination of employment with, or cessation of services for, the Company, a Participant’s Share Units shall be treated as provided in this section 8, provided that, for a Participant who is a U.S. Taxpayer, that Participant’s Share Units will be settled/paid by March 15th of the year following the calendar year in which the Vesting Date occurred.
8.1    Termination for Cause
If the Participant’s employment or service with the Company ceases by reason of a Termination for Cause, all Share Units, previously credited to such Participant’s account which were not already settled by the Company shall be terminated and forfeited immediately upon notification being given to the Participant of such termination for Cause.

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Appendix A
8.2    Death, Disability, Retirement, Resignation and Termination without Cause
If the Participant’s employment or service with the Company ceases by reason of the death, Disability, Retirement, voluntary resignation or Termination without Cause of the Participant, all Share Units, previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be terminated and forfeited immediately as of the date of any such event, provided that, in the case of death, Disability or Termination without Cause of the Participant, all Share Units with time-based vesting previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be deemed vested to the extent that the number of Vested Share Units (including Share Units that had already vested on or prior to the Participant’s Termination Date) shall be pro rata based on the proportion that the period from the Date of Grant of the Award to the Termination Date is of the period from the Date of Grant of the Award to the last vesting date for the Award (as set forth in the applicable Award Agreement). All Vested Share Units shall be settled in accordance with section 7.
8.3    Forfeit of Rights
If a Participant’s unvested Share Units are terminated or forfeited in accordance with section 8.1 or 8.2, the Participant shall forfeit all rights to receive any Shares, or any other property, compensation, benefits, damages, or entitlements in respect of such Share Units, on the earlier of the date of notice of termination by the Company or notice of resignation or termination of services by the Participant.
9.DEFERRED SHARE UNITS
9.1    The Board is hereby authorized to grant Deferred Share Units to Eligible Persons.
9.2    The Board may subject the Deferred Share Unit Awards to time-based vesting conditions.
9.3    A Deferred Share Unit Award will be subject to an Award Agreement containing, if applicable, any time vesting conditions and other terms and conditions, not inconsistent with the provisions of this Plan, as the Board shall determine; provided that no Shares shall be payable prior to the Participant’s Termination nor after December 31st of the year following the year of the Participant’s Termination.
9.4    Subject to the terms hereof, vested Deferred Share Units will be redeemable and the value thereof payable after the Participant’s Termination.
9.5    Except for U.S. Taxpayers, the Participant may, following the Participant’s Termination, cause the Company to redeem vested Deferred Share Units held by the Participant by filing a notice of redemption in the form of Schedule B hereto (the “Redemption Notice”) with the Company’s Chief Financial Officer, specifying the number of Deferred Share Units to be redeemed and a date of redemption (the “Redemption Date”) which shall not be later than December 1st of the year following the year of the Participant’s Termination. No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public. For greater certainty, a U.S. Taxpayer will not be permitted to submit a Redemption Notice or to elect a Redemption Date pursuant to this section 9.5. The Redemption Date for U.S. Taxpayers shall be the date of the Participant’s Separation from Service, provided that, if the U.S. Taxpayer is a “specified employee” within the meaning of Section 409A of the Code at the time of the Participant’s Separation from Service, the Redemption Date shall be the first day of the seventh month following the Separation from Service, or, if earlier, the date of the U.S. Taxpayer’s death.
9.6    Should a Participant who is not a U.S. Taxpayer fail to file one or more notices of redemption for all Deferred Share Units held by the Participant prior to December 1st of the year following the year of the Participant’s Termination or should the Redemption Date chosen by the Participant be after such date, the Participant shall be deemed to have elected to choose such date as Redemption Date for all Deferred Share units not yet redeemed.
9.7    If a Participant who is not a U.S. Taxpayer dies after the date of Termination, but before filing a Redemption Notice with the Company, sections 9.5 and 9.6 shall apply with such modifications as the circumstances require.
9.8    The aggregate value of the vested Deferred Share Units so redeemed will be settled within ten Business Days after the Redemption Date set forth in the Redemption Notice submitted by a Participant who is not a U.S. Taxpayer in accordance with section 10.
9.9    A Redemption Notice shall either apply to all vested Deferred Share Units held by the Participant who is not a U.S. Taxpayer at the time it is filed or apply to a specific tranche of vested Deferred Share Units, as indicated by the Participant, provided however that redemption may only be carried out in a maximum of two tranches.
9.10    A bookkeeping account, to be known as the “Deferred Share Unit Account”, shall be maintained by the Company for each holder of Deferred Share Units and the Company shall record in such Deferred Share Unit Account all

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Appendix A
Deferred Share Units credited to each holder from time to time. The initial value of a Deferred Share Unit will be equal to the Market Price of a Share as at the Date of Grant of such Deferred Share Unit.
9.11    Retainer Fees
(a)Unless otherwise determined by the Board, for the quarterly Retainer Fees payments made to Directors, Directors may elect to receive all or part of their Retainer Fees in the form of Deferred Share Units issued hereunder (the “Deferred Fees”). Where the Director has elected to receive such Deferred Fees, the last day of the quarter shall be deemed the Date of Grant.
(b)The Award of Deferred Share Units shall be equal to the greatest whole number which may be obtained by dividing (i) the amount of the Deferred Fees, by (ii) the Market Price on the Date of Grant.
(c)Any Director who wishes to receive Deferred Share Units pursuant to section 9.11(a) will be required to file a notice of election, in the form provided in Schedule A (the “Election Notice”), with the Company’s Chief Financial Officer, in which such Director will indicate the percentage of the Retainer Fees in respect of which such Director elects to receive Deferred Share Units. Such Election Notice must be filed at least ten days before the beginning of a financial year in respect of which the Retainer Fees are to be payable to the Participant, failing which the last Election Notice submitted in compliance with this section 9.11(c) shall continue to apply. Notwithstanding the foregoing, the Election Notice of a U.S. Taxpayer must be filed at least ten days before the beginning of the calendar year in which the services giving rise to the Deferred Fees will be performed, and will be effective with respect to fiscal quarters beginning in such calendar year.
(d)Each Director is entitled, at any time, to choose to cease receiving part or all of the Director’s Retainer Fees in the form of Deferred Share Units (the “Terminated Deferred Remuneration”) in a financial year by filing with the Company’s Chief Financial Officer a notice of termination, in the form provided in Schedule C at least ten days before the beginning of a financial year in respect of which the Retainer Fees are to be payable to the Director (the “Termination Notice”). Such Terminated Deferred Remuneration shall be terminated with effect as of and from the first date on which the applicable Retainer Fees would otherwise have been earned in respect of a financial year starting at least ten days after the Termination Notice is filed. In the case where a Director files the Termination Notice after such prescribed period of ten days, it will only take effect in respect of financial years starting at least ten days after the Termination Notice is filed. Notwithstanding the foregoing, a Termination Notice filed by a U.S. Taxpayer must be filed at least ten days before the beginning of the calendar year in which the services giving rise to the Retainer Fees will be performed, and will be effective with respect to the Retainer Fees for services performed in the following year. Any Deferred Share Units credited to the account of a Director who has filed a Termination Notice shall remain in such account and will be redeemable only in accordance with the terms of this Plan.
(e)No Participant shall file an Election Notice or a Termination Notice if the Participant is in possession of Material Information not disclosed to the public.
(f)In addition to and notwithstanding the foregoing, the Board may at its sole discretion (i) require a Director to defer part or all of its Retainer Fees pursuant to this section 9.11, provided that with respect to U.S. Taxpayers any such unilateral decision by the Board will apply only to compensation that has not yet been earned; or (ii) decide to cease payments of Retainer Fees in the form of Deferred Share Units and revert back to cash payments of Retainer Fees, provided that with respect to U.S. Taxpayers, any such decision will apply to Retainer Fees earned in the calendar year beginning after such determination is made. For greater certainty, if a Director who is a U.S. Taxpayer has timely elected to receive Retainer Fees earned during a calendar year (the “Deferral Year”) in Deferred Share Units, any decision by the Board to discontinue payment in Deferred Share Units and revert back to cash payments will not apply until the calendar year immediately following the Deferral Year.
9.12    Forfeit of Rights
(a)Termination for Cause. If the Participant’s employment or service with the Company ceases by reason of a Termination for Cause, all Deferred Share Units, previously credited to such

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Appendix A
Participant’s account which were not already settled by the Company shall be terminated and forfeited immediately upon notification being given to the Participant of such termination for Cause.
(b)Death, Disability, Retirement, Resignation and Termination without Cause. If the Participant’s employment or service with the Company ceases by reason of the death, Disability, Retirement, voluntary resignation or Termination without Cause of the Participant, all Deferred Share Units, previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be terminated and forfeited immediately as of the date of any such event, provided that, , in the case of death, Disability or Termination without Cause of the Participant, all Deferred Share Units with time‑based vesting previously credited to a Participant’s account which did not vest on or prior to the Participant’s Termination Date shall be deemed vested to the extent that the number of vested Deferred Share Units (including Deferred Share Units that had already vested on or prior to the Participant’s Termination Date) shall be pro rata based on the proportion that the period from the Date of Grant of the Award to the Termination Date is of the period from the Date of Grant of the Award to the last vesting date for the Award. All vested Deferred Share Units shall be settled in accordance with section 10.
(c)If a Participant’s unvested Deferred Share Units are terminated or forfeited in accordance with sections 9.12(a)and 9.12(b), the Participant shall forfeit all rights to receive any Shares, or any other property, compensation, benefits, damages, or entitlements in respect of such Deferred Share Units, on the earlier of the date of notice of termination by the Company or notice of resignation or termination of services by the Participant.
10.SETTLEMENT OF DEFERRED SHARE UNITS
10.1    Form of Payment
Unless otherwise set forth in the particular Award Agreement, the Board may elect one or any combination of the following settlement methods for the settlement of vested Deferred Share Units:
(a)issuing Shares to the Participant from treasury in accordance with section 10.2;
(b)causing a broker to purchase Shares on the TSX for the account of the Participant in accordance with section 10.3;
(c)paying cash to the Participant in accordance with section 10.4; or
(d)a combination of the foregoing.
Where the Board does not specify any settlement method for the vested Deferred Share Units, settlement shall be from treasury as provided in section 10.2.

10.2    Payment in the Form of Newly-Issued Shares

(a)Where the Company issues Shares, the number of Shares that are issuable to the Participant on the Redemption Date shall be issued by the Company as fully paid Shares in consideration of past services valued by the Board at no less than the Market Price of the number of Shares covered by the vested Deferred Share Units.
(b)For greater certainty and without limiting the generality of the foregoing, the number of Shares issued to a Participant will be equal to the number of vested Deferred Share Units on the relevant Redemption Date, less the number of Shares that results by dividing the Applicable Withholding Taxes by the Market Price as at the relevant settlement date after Termination, it being understood however that the Participant may elect to pay to the Company sufficient cash amount, as determined by the Company, to cover the Applicable Withholding Taxes and thereafter obtain all vested Deferred Share Units.
(c)Fractional Shares shall not be issued and where a Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Shares, cash equal to the

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Appendix A
Market Price as at the relevant Redemption Date of the fractional Deferred Share Units, net of Applicable Withholding Taxes.

10.3    Payment in the Form of Shares Purchased on the TSX
(a)Where Shares are purchased on the TSX to be delivered to the Participant, the Company will remit, in cash, to the relevant broker, the product that results by multiplying (a) the relevant number of vested Deferred Share Units being settled, and (b) the Market Price as at the relevant Redemption Date, net of Applicable Withholding Taxes. The Company will require the broker to use, within two trading days of the remittance of such funds to the broker, the amount to purchase Shares on the TSX for the account of the Participant. The actual number of Shares purchased by the broker will be that number that the broker is able to purchase with the amount remitted to the broker. Should the funds provided to the broker be insufficient to purchase the total required Shares to settle the vested Deferred Share Units, the Company will provide the broker with funds sufficient to purchase the additional Shares required within two (2) Business Days.
(b)Where the Participant would be entitled to receive a fractional Share in respect of any fractional Deferred Share Units credited to the Participant, the Company will pay to such Participant, in lieu of such fractional Share, cash equal to the Market Price as at the relevant Redemption Date net of Applicable Withholding Taxes.
(c)Shares purchased by the broker shall be delivered to the Participant within ten Business Days of the relevant Redemption Date.
(d)The Company will pay all brokerage fees and commissions arising in connection with the purchase of Shares by the broker in accordance with this Plan.

10.4    Payment in the Form of Cash
Where the Board elects to pay the vested Deferred Share Units in cash, the payment will be equal to the product that results by multiplying (a) the number of vested Deferred Share Units to be settled and (b) the Market Price as at the relevant Redemption Date, net of Applicable Withholding Taxes.
11.ADDITIONAL SHARE UNIT AND DEFERRED SHARE UNIT AWARD TERMS
11.1    Dividend Equivalents
Unless otherwise determined by the Board and set forth in the particular Award Agreement, Share Units and Deferred Share Units shall be credited with dividend equivalents in the form of additional Share Units or Deferred Share Units, respectively, as of each dividend payment date in respect of which normal cash dividends are paid on Shares. Upon the Company paying a dividend on the Shares, the number of Share Units or Deferred Share Units in a Participant’s Account shall be increased by a number equal to: (i) the amount of the dividend paid per Share multiplied by (ii) the number of Share Units or Deferred Share Units in the Participant’s Account, divided by (iii) the Market Price as at the date that the dividend is paid, with fractions computed to three decimal places. Dividend equivalents credited to a Participant’s accounts shall vest in proportion to the Share Units or Deferred Share Units to which they relate and will only be earned to the extent that any time and/or performance-based vesting conditions of an Award are met. The foregoing does not obligate the Company to declare or pay dividends on Shares and nothing in this Plan shall be interpreted as creating such an obligation.
12.CHANGE IN CONTROL PROVISIONS
12.1    Double Trigger
Notwithstanding anything to the contrary contained in the Plan or in an Award Agreement but subject to section 12.2 hereof, if the Company terminates the employment of a Participant who is not a U.S. Taxpayer for reasons other than for Cause or a Participant submits a Resignation for Good Reason within 12 calendar months after a Change in Control:
(a)each vested and effective Award or Alternative Award then held by a Participant who is not a U.S. Taxpayer shall remain effective for a period of 12 calendar months from the date of Termination or Resignation for Good Reason and, thereafter, any such Award or Alternative Award shall expire; and

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Appendix A
(b)each unvested Award or Alternative Award then held by a Participant who is not a U.S. Taxpayer shall become vested upon such Termination or Resignation for Good Reason and shall remain effective for a period of 12 calendar months from the date of such Termination or Resignation for Good Reason and, thereafter, any such Award or Alternative Award shall expire.
Notwithstanding the foregoing, the time of settlement of Share Units of U.S. Taxpayers will be governed by section 7.5 and the Redemption Date for Deferred Share Units of U.S. Taxpayers will be governed by section 9.5.
12.2    Treatment of Awards
Subject to the terms and conditions in a Participant’s written employment agreement with the Company, the treatment of Awards on the occurrence of a Change in Control shall be as follows:
(a)In the event of a Change in Control, and except as otherwise provided by the Board in an Award Agreement or by resolution, the Board shall take commercially reasonable efforts to have Awards, whether vested or unvested, continued, assumed or have new substantially equivalent rights substituted therefor by a successor entity, as determined by the Board in its absolute discretion (each being an “Alternative Award”) and, with respect to Awards of U.S. Taxpayers, in a manner that complies with Section 409A of the Code, and such Alternative Awards shall not immediately vest solely as a result of the Change in Control.
(b)If the Board is unable to cause Awards to be treated in accordance with section 12.2(a), then the Board shall take commercially reasonable efforts to cause all unvested Awards as at the effective date of the Change in Control (the “CIC Date”) to vest immediately prior to time of the Change in Control and any performance metrics deemed achieved as determined by the Board, acting reasonably, and to become payable as at such CIC Date.
13.NON-TRANSFERABILITY OF AWARDS

A Participant may not sell, assign or otherwise dispose of any Award, except by will or other testamentary document or according to the laws respecting the devolution and allotment of estates. As a condition to any permitted transfer upon the death of a Participant, such transfer must comply with applicable securities laws and the transferee of Awards must execute and deliver to the Company a written acknowledgment that such transferee will be subject to the terms and conditions of the Plan and, if applicable, the Election Notice.

14.TAX MATTERS
The Participant will be solely responsible for paying any Applicable Withholding Taxes arising from the grant, vesting, exercise or settlement of any Award and payment is to be made in a manner satisfactory to the Company. Notwithstanding anything else contained herein, the Company shall have the power and right to deduct or withhold, or require a Participant as a condition to receiving Shares or cash, as applicable, on the exercise or vesting of an Award, as applicable, to remit to the Company the required amount to satisfy, in whole or in part, the Applicable Withholding Taxes.
15.CONDITIONS
15.1    Notwithstanding any of the provisions contained in this Plan or in any Award Agreement, the Company’s obligation to issue Shares to a Participant pursuant the granting of any Award will be subject to, if applicable:
(a)completion of such registration or other qualification of such Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;
(b)any shareholder approvals or other regulatory approvals or approvals required under the rules of the Exchanges; and
(c)the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

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Appendix A
16.SUSPENSION, AMENDMENT OR TERMINATION OF PLAN
16.1    Amendments Not Requiring Shareholder Approval
Subject to the requirements of the Exchanges, applicable law and section 16.2, the Board may, without shareholder approval, amend or suspend any provision of this Plan, or terminate this Plan, or amend the provisions of any Award as it, in its discretion, determines appropriate, provided, however, that no such amendment, suspension or termination may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant without the consent of the affected Participant, and provided further that any such amendment, suspension or termination will be undertaken in a manner that does not result in adverse tax consequences under Section 409A of the Code. Without limiting the generality of the foregoing, subject to the requirements of the Exchanges, applicable law and section 16.2, the Board may make the following types of amendments to this Plan or any Awards without seeking security holder approval:
(a)amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;
(b)amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchanges);
(c)changes to the vesting provisions or other restrictions applicable to any Award, Award Agreement or this Plan;
(d)changes to the provisions of this Plan, any Award or Award Agreement relating to the expiration of Awards, provided that the changes do not entail an extension beyond the original expiry date of such Award;
(e)the cancellation of an Award;
(f)amendments necessary to suspend or terminate this Plan; or
(g)any other amendment to the Plan or any Awards that does not require shareholder approval under the rules of the Exchanges.
16.2    Amendments Requiring Shareholder Approval
Approval of the holders of the voting shares of the Company shall be required for any amendment that:
(a)removes or exceeds the limits in this Plan on participation by Insiders;
(b)increases the maximum number of Shares issuable, either as a fixed number or a fixed percentage of the Company’s outstanding capital;
(c)amends the Plan so as to permit grants of Share Units to Non‑Employee Directors or amendments that increase limits previously imposed on Non‑Employee Director participation;
(d)allows for the transfer or assignment of Awards other than as provided for in section 13;
(e)amends the amendment provisions of this Plan; or
(f)otherwise requires shareholder approval under the rules of the Exchanges, as applicable.
17.COMPLIANCE WITH LAWS
17.1    Compliance with Laws
(a)This Plan, the grant and exercise of Awards under this Plan and the Company’s obligation to issue Shares on the exercise of Awards will be subject to all applicable federal and provincial or foreign laws, rules and regulations and the rules of any applicable regulatory authority (including, without limitation, the rules, regulations and policies of the Exchanges). No Award will be granted and no Shares will be issued under this Plan where such grant or issue would require registration of this Plan or of such Shares under the securities laws of any foreign jurisdiction and any purported grant of any Award or issue of Shares in violation of this provision will be void. Shares issued to Participants pursuant to the exercise of Awards may be subject to limitations on sale or resale under applicable securities laws.
(b)U.S. Securities Laws

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Appendix A
Unless a registration statement on Form S‑8 under the U.S. Securities Act has been filed by the Company and brought effective by the United States Securities and Exchange Commission registering this Plan and the Shares issuable upon settlement of Awards (the “Registration Statement”), neither the Awards which may be granted pursuant to the provisions of this Plan nor the Shares which may be issued pursuant to the settlement of Awards have been registered under the U.S. Securities Act or under any securities laws of any state of the United States. Accordingly, any Participant who is in the United States or a U.S. Person shall, by acceptance of the Awards, be deemed to represent, warrant, acknowledge and agree that:
(i)the Participant is acquiring the Awards and any Shares acquired upon the settlement of such Awards as principal and for the account of the Participant for investment purposes only;
(ii)in granting the Awards and issuing the Shares to the Participant upon the settlement of such Awards, the Company is relying on the representations and warranties of the Participant contained in this Plan relating to the Awards to support the conclusion of the Company that the granting of the Awards and the issue of Shares upon the settlement of such Awards do not require registration under the U.S. Securities Act or to be qualified under the securities laws of any state of the United States;

(iii)the Participant will not attempt to effect any offer, sale or disposition of the Shares owned by the Participant and acquired pursuant to the settlement of such Awards or of any interest therein unless such offer, sale or disposition is (A) to the Company, (B) pursuant to an effective registration statement relating thereto under the U.S. Securities Act, (C) outside the United States in an offshore transaction in accordance with the requirements of Regulation S and in accordance with all applicable local laws and regulations, or (D) an opinion of counsel satisfactory in form and substance to counsel for the Company that such offer, sale or disposition would not constitute a violation of the U.S. Securities Act or any securities laws of any state of the United States and then will only dispose of such Shares in the manner so proposed;
(iv)unless a Registration Statement is effective under the U.S. Securities Act registering the settlement of the Awards and the issuance of the Shares, each certificate representing Shares issued upon the settlement of such Awards to such Participant shall bear a restrictive legend under the U.S. Securities Act implementing the above restrictions on transfer; and
(v)the Company may place a notation on the records of the Company with its transfer agent to the effect that none of the Shares acquired by the Participant pursuant to the settlement of such Awards shall be transferred unless the provisions of this Plan have been complied with.
(c)The Company intends that Share Units granted under the Plan to U.S. Taxpayers be exempt from Section 409A of the Code under the United States Treasury Regulation Section 1.409A-1(b)(4) with settlement/payment required within the short-term deferral period as provided in the Plan, such that there are no adverse tax consequences, interest, or penalties pursuant to Section 409A of the Code as a result of the Share Units. Notwithstanding the Company’s intention, in the event any Share Unit is subject to Section 409A of the Code, the Board may, in its sole discretion and without a Participant’s prior consent, amend this Plan and/or outstanding Award Agreements, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (i) exempt this Plan and/or any Share Units from the application of Section 409A of the Code, (ii) preserve the intended tax treatment of any such Awards, or (iii) comply with the requirements of Section 409A of the Code, including without limitation any such regulations guidance, compliance programs and other interpretive authority that may be issued after the date of grant of an Award. The Company intends that any Deferred Share Units awarded to U.S. Taxpayers will comply with Section 409A of the Code. To the extent that such a Deferred Share Unit would become payable as a result of a Change in Control, settlement/payment will occur only if such Change in Control constitutes a

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Appendix A
“change in control event” as contemplated by United States Treasury Regulation Section 1.409A-3(i)(5)(i). If settlement or payment with respect to such Awards of U.S. Taxpayers is paid in installments, each installment shall be treated as a separate payment for purposes of Section 409A of the Code. This Plan shall be interpreted at all times in such a manner that the terms and provisions of the Plan and the Awards are exempt from or comply with Section 409A of the Code. Although the Company intends that Awards to U.S. Taxpayers will be exempt from, or will comply with, Section 409A of the Code, neither the Company or its affiliated entities, nor any of their officers, directors, or employees, make any representation or guarantee of such exemption or compliance, and the U.S. Taxpayer or the U.S. Taxpayer’s estate, as the case may be, remain solely responsible for the payment of all taxes, penalties and interest that may arise as a result of Awards under the Plan.
18.UNFUNDED PLAN
The Plan shall be unfunded. The Company’s obligations under the Plan shall constitute a general unsecured obligation and, in the event of the Company’s insolvency, Participants’ rights with respect to Awards shall be no greater than the rights of the Company’s creditors.
19.GENERAL
19.1    No Rights as Shareholder
Nothing herein or otherwise shall be construed so as to confer on any Participant any rights as a shareholder of the Company with respect to any Shares reserved for the purpose of any Award.
19.2    No Effect on Employment
Nothing in this Plan or any Award Agreement will confer upon any Participant any right to continue in the employ of or under contract with the Company or affect in any way the right of the Company to terminate the Participant’s employment at any time.
19.3    No Warranty as to Share Price
The Company makes no representation or warranty as to the future market value of any Share distributed pursuant to this Plan.
19.4    Recoupment
Notwithstanding any other terms of this Plan, Awards may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of the Company’s policies.
19.5    Notices
Any notice to be given to the Company pursuant to the provisions of this Plan must be given by either delivery or by registered mail, postage prepaid, and addressed, if to the Company, to the Chief Financial Officer, and, if to a Participant, to the Participant’s address contained in the Company’s personnel records or at such other address as such Participant may from time to time designate in writing to the Company. Any such notice will be deemed given or delivered on the Business Day of delivery or three Business Days after the date of mailing, respectively.
19.6    Applicable Law
This Plan and any Award Agreement granted hereunder will be governed, construed and administered in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.
19.7    Invalid Provisions
If any provision of this Plan is found to be invalid or otherwise unenforceable under any applicable law, such invalidity or unenforceability will not be construed as rendering any other provisions contained herein as invalid or unenforceable, and all such other provisions will be given full force and effect to the same extent as though the invalid or unenforceable provision was not contained herein.

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Appendix A
Schedule A

SilverCrest Metals Inc.
Equity Share Unit Plan
(the “Plan”)

ELECTION NOTICE

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby elect to participate in the Deferred Share Unit component of the Plan in respect of ______% of my quarterly Retainer Fees (up to a total elected percentage of 100% of the quarterly Retainer Fees).
I confirm that:
1.I have received and reviewed a copy of the Plan and agree to be bound by it.
2.I understand that I will not be able to cause the Company to redeem the Deferred Share Units until I cease to act as a Director.

Date	(Signature of Participant)

(Print Name of Participant)

Note:	No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public

This Election Notice must be filed with the Company at least ten days before the beginning of a financial year in respect of which it applies, provided that for U.S. Taxpayers this Election Notice must be filed at least ten days prior to the beginning of the calendar year in which the services giving rise to the Retainer Fees are performed, failing which the last Election Notice duly submitted shall continue to apply.

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Appendix A
Schedule B

SilverCrest Metals Inc.
Equity Share Unit Plan
(the “Plan”)

REDEMPTION NOTICE

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan. This Redemption Notice cannot be used by a U.S. Taxpayer.

I hereby advise the Company that I wish the Company to redeem [select the applicable choice]:
I confirm that:

☐	all; or
☐
 ______________________________ [indicate number or percentage of tranche] of this ☐ first / ☐ second tranche of vested Deferred Share Units credited to my account under the Deferred Share Unit component of the Plan. I hereby confirm that as at the date hereof, I am not in possession of any Material Information not disclosed to the public.

Date	(Signature of Participant)

(Print Name of Participant)

Note:	If the Redemption Notice is signed by a beneficiary or legal representative of the Participant’s estate, appropriate changes should be made to the Redemption Notice and appropriate supporting documents should accompany the Redemption Notice.

No Participant shall file a Redemption Notice if the Participant is in possession of Material Information not disclosed to the public.

The Redemption Date shall not be later than December 1st of the year following the year of the Participant’s Termination, failing which the Participant shall be deemed to have chosen such date as Redemption Date.

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Appendix A
Schedule C

SilverCrest Metals Inc.
Equity Share Unit Plan
(the “Plan”)

TERMINATION NOTICE

Note:	All capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Plan.

I hereby advise the Company that I wish to cease receiving my Retainer Fees in the form of Deferred Share Units issued under the Plan. I understand this request will be reflected as of and from the first fiscal quarter of the next financial year of the Company following the filing of this Termination Notice and only in respect of such Retainer Fees for fiscal quarters of the next financial year of the Company following the filing of this Termination Notice. If I am a U.S. Taxpayer, this request will be reflected as of and from the first fiscal quarter beginning in the calendar year following the year in which this request is made. Any Deferred Share Units credited to my account shall remain in such account and will be redeemable only in accordance with the terms of the Plan.

Date	(Signature of Participant)

(Print Name of Participant)

Note:	No Participant shall file a Termination Notice if the Participant is in possession of Material Information not disclosed to the public.
This Termination Notice must be filed with the Company at least ten days before the beginning of a financial year in respect of which it applies, failing which it will only apply in respect of financial years starting at least ten days after this Termination Notice is filed.

SILVERCREST METALS INC.	19